Exhibit 99.1

SIERRA WIRELESS, INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of shareholders of Sierra Wireless, Inc. (the “Corporation”) will be held at the Corporation’s head office at 13811 Wireless Way, Richmond, British Columbia, on Tuesday, May 5, 2009 at 2:30 p.m. (Vancouver time) for the following purposes:

1.               To receive the report of the directors;

2.               To receive the consolidated financial statements for the year ended December 31, 2008 and the auditors’ report thereon;

3.               To appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix the auditors’ remuneration;

4.               To elect directors for the ensuing year;

5.               To consider, and, if deemed advisable, pass an ordinary resolution authorizing and approving the continuation and the amendment and restatement of the Corporation’s shareholder rights plan; and

6.               To transact such other business as may be properly brought before the Meeting.

Further details of the above matters are set out in the attached Information Circular.

DATED at Richmond, British Columbia, this 25th day of March, 2009.

By Order of the Board of Directors

“David G. McLennan”
David G. McLennan,
Chief Financial Officer and Secretary

IMPORTANT

Only holders of common shares of the Corporation of record at the close of business on March 23, 2009 are entitled to notice of the Meeting and only those shareholders of the Corporation of record at the close of business on March 23, 2009 are entitled to vote at the Meeting.  Shareholders who are unable to attend the Meeting in person are requested to complete, sign, date and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.

Proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 2:30 p.m. (Vancouver time) two (2) days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment of the Meeting.

SIERRA WIRELESS, INC.

13811 Wireless Way

Richmond, British Columbia Canada V6V 3A4

INFORMATION CIRCULAR

As at March 25, 2009

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management (“Management”) of Sierra Wireless, Inc. (the “Corporation”) for use at the annual and special meeting (the “Meeting”) of holders of common shares (“shareholders”) of the Corporation (and any adjournment thereof) to be held on Tuesday, May 5, 2009 at 2:30 p.m. (Vancouver time) at the Corporation’s head office at 13811 Wireless Way, Richmond, British Columbia for the purposes set forth in the accompanying Notice of Meeting.   While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Corporation.  All costs of solicitation will be borne by the Corporation.

Appointment of Proxyholder

The individuals named in the accompanying form of proxy are the Chief Executive Officer (or “CEO”) and Chief Financial Officer (or “CFO”) of the Corporation. A shareholder may appoint some other person (who need not be a shareholder) to attend and act on the shareholder’s behalf at the Meeting.   To exercise this right, the shareholder may either insert the name of such other person in the blank space provided in the form of proxy or complete and submit another form of proxy.

A person or company whose name appears on the books and records of the Corporation is a registered shareholder.   A non-registered shareholder is a beneficial owner of common shares of the Corporation (“Common Shares”) whose Common Shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).

Notice to United States Shareholders

The solicitation of proxies by the Corporation is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Management Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada.  Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

Registered Shareholders

A registered shareholder can vote Common Shares owned by it at the Meeting either in person at the Meeting or by proxy.  A registered shareholder who wishes to vote in person at the Meeting should not complete or return the form of proxy included with this Information Circular.  Those registered shareholders choosing to attend the Meeting will have their votes taken and counted at the Meeting.  A registered shareholder who does not wish to attend the Meeting or does not wish to vote in person should properly complete and deliver the enclosed form of proxy, and the Common Shares represented by such shareholder’s proxy will be voted or withheld from voting in accordance with the instructions indicated on the form of proxy, or any ballot that may be called at the Meeting or any adjournment thereof.

A registered shareholder may vote by mail by completing, dating and signing the enclosed form of proxy and returning it using the envelope provided or otherwise to the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., (“Computershare”) Attn: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, or as otherwise directed in the form of proxy.

To be effective, a proxy must be received by Computershare no later than 2:30 p.m. (Vancouver time) two (2) days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment of the Meeting.

Non-Registered Shareholders

The Corporation has distributed copies of this Information Circular to intermediaries for distribution to non-registered shareholders.  Unless the non-registered shareholder has waived his rights to receive these materials, an intermediary is required to deliver them to the non-registered shareholder and to seek instructions on how to vote the Common Shares beneficially owned by the non-registered shareholder.  In many cases, intermediaries will have used a service company to forward these Meeting materials to non-registered shareholders.

Non-registered shareholders who receive these Meeting materials will typically be given the ability to provide voting instructions in one of two ways.

Usually a non-registered shareholder will be given a voting instruction form, which must be completed and signed by the non-registered shareholder in accordance with the instructions provided by the intermediary.  In this case, a non-registered shareholder cannot use the mechanisms described above for registered shareholders and must follow the instructions provided by the intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the Internet).

Occasionally, however, a non-registered shareholder may be given a proxy that has already been signed by the intermediary.  This form of proxy is restricted to the number of Common Shares beneficially owned by the non-registered shareholder but is otherwise not completed.  This form of proxy does not need to be signed by the non-registered shareholder.  In this case, the non-registered shareholder can complete the proxy and vote by mail or facsimile only, as described above for registered shareholders.

These procedures are designed to enable non-registered shareholders to direct the voting of their Common Shares.  Any non-registered shareholder receiving either a form of proxy or a voting instruction form who wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), should strike out the names of the persons identified in the form of proxy as the proxyholder and insert the non-registered shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, following the corresponding instructions provided by the intermediary.  In either case, the non-registered shareholder should carefully follow the instructions provided by the intermediary.

Revocation of Proxy

A shareholder may revoke a proxy by delivering an instrument in writing executed by the shareholder or the shareholder’s attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney for the corporation, either to the registered office of the Corporation at Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, at any time up to 2:30 p.m. (Vancouver time) two (2) days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting before any vote in respect of which the proxy is to be used shall have been taken or in any other manner provided by law.

A revocation does not affect any matter on which a vote has been taken prior to the revocation.  A shareholder of the Corporation may also revoke a proxy by signing a form of proxy bearing a later date and returning such proxy and delivering it to Computershare as aforesaid at any time up to 2:30 p.m. (Vancouver time) two (2) days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment thereof.

A person duly appointed under a form of proxy will be entitled to vote the Common Shares represented thereby only if the form of proxy is properly completed and delivered in accordance with the requirements set out above under the heading “Appointment of Proxyholder” and such proxy has not been revoked.

Voting of Proxies and Discretionary Authority

Unless specifically directed in the form of proxy to withhold the Common Shares represented by the form of proxy from a ballot or show of hands, the proxies named in the accompanying form of proxy shall vote the Common Shares represented by the form of proxy on each ballot or show of hands.  Where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the shares will be voted in accordance with the specifications so made.

In the absence of any instructions on the proxy or if such instructions are unclear, shares represented by the form of proxy will be voted in favour of each matter identified on the form of proxy, in each case as more particularly described elsewhere in this Information Circular.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other matter of business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matter of business.  At the time of the printing of this Information Circular, Management knows of no such amendment, variation or other matter which may be presented at the Meeting.

Interest of Certain Persons in Matters to be Acted Upon

Other than as disclosed in this Information Circular, no director or senior officer, past, present or nominated, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except to the extent that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Corporation.

Voting Securities and Principal Holders Thereof

The Corporation is authorized to issue an unlimited number of Common Shares of which, as of the date of this Information Circular, 31,031,954 Common Shares are issued and outstanding as fully paid and non-assessable shares.  The holders of Common Shares are entitled to one (1) vote for each Common Share held.  The Corporation is also authorized to issue an unlimited number of preference shares issuable in series, of which none are issued and outstanding.

Any shareholder of record at the close of business on March 23, 2009 (the “Record Date”) who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or have his Common Shares voted at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as at the date hereof no person beneficially owned, directly or indirectly, or controls or directs, more than 10% of the voting rights attached to the outstanding Common Shares.

MATTERS TO BE ACTED UPON AT THE MEETING

1.                    Appointment of Auditors

At the meeting, shareholders will be requested to vote on the re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation until the close of the next annual meeting of shareholders and to authorize the Audit Committee to determine their remuneration.  KPMG LLP have been the auditors of the Corporation since the fiscal year ended December 31, 1997.  For the fiscal years ended December 31, 2007 and 2008 the Corporation paid KPMG LLP fees as follows:

(in United States dollars)	2007	2008
Audit services	$792,000	$586,000
Tax services	226,000	207,000
Audit-related services	41,000	39,000
All other fees	nil	nil

Audit Fees

Audit fees for 2008 include fees related to the audit of our year-end financial statements, audit of our internal controls over financial reporting and review of our interim financial statements. Audit fees for 2007 include fees related to the audit of our year-end financial statements, audit of our internal controls over financial reporting, review of our interim financial statements, review of the AirLink Communications, Inc. business acquisition report and review of our short-form prospectus.

Tax Fees

Tax fees for 2008 and 2007 are primarily for the preparation of our Canadian and U.S. tax returns, assistance with tax planning and completion of transfer pricing studies.

Audit-Related Fees

Audit-related fees for 2008 include assistance related to the Corporation’s acquisition of Wavecom S.A. Audit-related fees for 2007 include fees related to due diligence services relating to the Corporation’s acquisition of AirLink Communications, Inc.

2.                    Election of Directors

The term of office of each of the present directors expires at the Meeting.  The Board of Directors presently consists of eight (8) directors and it is intended to elect seven (7) directors for the ensuing year. Due to other business commitments, one director, Peter Ciceri, has chosen not to stand for re-election at the Meeting. At the current time, the Corporation is not nominating a replacement and, accordingly, the directors have determined that the number of proposed nominees for the Meeting will be seven (7) directors. Each director elected will hold office until the next annual meeting of shareholders or until his or her successor is elected or appointed, unless his or her office is earlier vacated, in accordance with the By-laws of the Corporation or with the provisions of the Canada Business Corporations Act (“CBCA”). The Board of Directors has adopted a policy stipulating that Shareholders shall be entitled to vote in favour of or withhold from voting for each individual director nominee at a shareholders’ meeting.  If the number of shares “withheld” for any nominee exceeds the number of shares voted “for” the nominee, then, notwithstanding that such director was duly elected as a matter of corporate law, he or she shall tender his or her written resignation to the Chair of the Board.  The Governance and Nominating Committee will consider such offer of resignation and will make a recommendation to the Board as to a director’s suitability to continue to serve as a Board member after considering, among other things, the stated reasons, if any, why certain shareholders “withheld” votes for the director, the qualifications of the directors and whether the director’s resignation from the Board would be in the best interests of the Company, and the Board of Directors will consider such recommendation.  The policy does not apply in circumstances involving contested director elections.

The persons named below will be presented for election at the Meeting as Management’s nominees for the Board of Directors, and the proxyholders named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate presenting for election any person other than these nominees but, if for any reason Management does present another nominee for election, the proxyholders named in the accompanying form of proxy reserve the right to vote for such other nominee in their discretion unless the shareholder has specified otherwise in the form of proxy.

The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, all offices of the Corporation now held by each of them, their present principal occupations, their principal occupation within the five preceding years and the number of Common Shares beneficially owned by each, directly or indirectly, or over which each exercises control or direction, as at the date hereof.

Name, Position and Residence	Principal Occupation or Employment	Director Since	No. of Common Shares
Jason W. Cohenour President, CEO and Director Washington, U.S.A.	President and Chief Executive Officer of the Corporation from October 2005 to present; Chief Operating Officer from August 2004 to October 2005 and Senior Vice President, Worldwide Sales from 2000 to August 2004	October 2005	66,554	(1)

Gregory D. Aaseny Director British Columbia, Canada	Independent Outside Director; Chief Strategy Officer of PMC-Sierra, Inc. (a broadband communications company) from September 2005 to June 2007; Vice-President and General Manager, Communication Products Division of PMC-Sierra, Inc. from 2004 to September 2005; Chief Operating Officer of PMC-Sierra, Inc. from 1997 to 2004 and Chief Technology Officer of PMC-Sierra, Inc. from 2003 to 2004	December 1997	20,886	(2)

Paul G. Cataford*b Director Alberta, Canada	Independent Outside Director; President and Chief Executive Officer of University Technologies International Inc. (a technology transfer and commercialization company) from 2004 to March 2009; Managing Partner of HorizonOne Asset Management from December 2002 to 2004	July 1998	9,681	(3)

Charles E. Levine*y b Chairman and Director California, U.S.A.	Independent Outside Director	May 2003	20,400	(4)

S. Jane Rowe* Director Ontario, Canada	Executive Vice-President, Executive Offices, Scotiabank from August 2008 to present; Executive Vice-President, Domestic Personal Lending and Insurance and President and CEO of Scotia Mortgage Corporation from May 2006 to July 2007, Vice Chairman of Maple Trust Company from May 2006 to July 2007; Vice Chairman of Travelers Leasing Corporation from February 2007 to July 2007; President and Chief Executive Officer of Roynat Capital from August 2004 to May 2006; Senior Vice President, Corporate Credit, Global Risk Management Division of Scotiabank from 2002 to August 2004	March 1998	33,998	(5)

Name, Position and Residence	Principal Occupation or Employment	Director Since	No. of Common Shares
David B. Sutcliffe b Director British Columbia, Canada	Corporate Director from October 2005 to present; Chief Executive Officer of the Corporation from May 1995 to October 2005	June 1995	173,281	(6)

Kent Thextony Director British Columbia, Canada	Managing Partner, i-wireless LLC (US based MVNO) from November 2006 to present; Chairman of Redknee (a billing software company) from 2004 to present; Chairman of SEVEN Networks, Inc. (an application software company) from November 2006 to present; President and Chief Executive Officer of SEVEN Networks, Inc. from April 2004 to October 2006; Chief Data and Marketing Officer of O2 PLC and President of O2 Online from 2001 to 2004	March 2005	7,486	(7)

Notes:

*	Member of the Audit Committee. Peter Ciceri, who has decided not to stand for re-election at the Meeting, is also currently a member of the Audit Committee.

[y]	Member of the Human Resources Committee (the “HR Committee”). Peter Ciceri, who has decided not to stand for re-election at the Meeting, is also currently a member of the HR Committee.

b	Member of the Governance and Nominating Committee (the “GN Committee”).

(1)

Excludes options to purchase an aggregate of 357,667 Common Shares at prices ranging from US$3.98 per Common Share to US$17.58 per Common Share. Excludes unvested restricted share units of 249,916 shares.

(2)

Excludes options to purchase an aggregate of 34,053 Common Shares at prices ranging from Cdn$4.95 per Common Share to Cdn$19.70 per Common Share. Excludes unvested restricted share units of 11,793 shares.

(3)

Excludes options to purchase an aggregate of 28,636 Common Shares at prices ranging from Cdn$4.95 per Common Share to Cdn$19.70 per Common Share. Excludes unvested restricted share units of 11,793 shares.

(4)

Excludes options to purchase an aggregate of 44,053 Common Shares at prices ranging from US$3.98 per Common Share to US$17.81 per Common Share. Excludes unvested restricted share units of 11,793 shares.

(5)

Excludes options to purchase an aggregate of 34,043 Common Shares at prices ranging from Cdn$4.95 per Common Share to Cdn$19.70 per Common Share. Excludes unvested restricted share units of 11,793 shares.

(6)

Excludes options to purchase an aggregate of 34,053 Common Shares at prices ranging from Cdn$4.95 per Common Share to Cdn$19.70 per Common Share. Excludes unvested restricted share units of 11,793 shares.

(7)

Excludes options to purchase an aggregate of 40,053 Common Shares at prices ranging from Cdn$4.95 per Common Share to Cdn$19.70 per Common Share. Excludes unvested restricted share units of 11,793 shares.

None of the nominees for election as a director is, as at the date of this Information Circular, or has been, within ten (10) years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a)          (i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)         while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)          has, within the ten (10) years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

3.              Approval of the Continuation and Amendment and Restatement of the Shareholder Rights Plan

Background

The Corporation and Montreal Trust Company of Canada (now Computershare, as successor to Montreal Trust Company of Canada (the “Rights Agent”) originally entered into an agreement dated April 27, 2000 to implement a shareholder rights plan (the “Original Plan”), which was approved and confirmed by the shareholders of the Corporation at the annual and special meeting of shareholders of the Corporation held on April 27, 2000.  The shareholder rights plan was ratified on April 28, 2003 following receipt of shareholder approval at the Corporation’s 2003 annual and special meeting of shareholders, and the continuation and amendment and restatement of the Original Plan (the “Existing Plan”) was approved by the shareholders at the Corporation’s 2006 annual and special meeting of shareholders held on April 25, 2006.

Under the terms of the Existing Plan, the Existing Plan will expire in accordance with its terms upon the termination of the Corporation’s annual meeting of shareholders of the Corporation in 2009.  The Corporation has reviewed its Existing Plan for conformity with current practices of Canadian issuers with respect to shareholder rights plan design.  Based on its review, the Corporation has determined that, since April 2006, when the Existing Plan was ratified, there have been few changes in those practices.  As a result, on March 25, 2009, the Board of Directors resolved to continue the Existing Plan, with certain minor amendments, by approving an amended and restated shareholder rights plan (the “Amended Plan”) proposed to be dated May 5, 2009, subject to regulatory approval and approval by the Independent Shareholders (as defined in the Existing Plan) at the Meeting.

In addition to updating the Existing Plan to provide for its re-approval in 2012, the Amended Plan contains the following amendments to bring it in line with current practices:

1.                                      The Existing Plan currently provides that a “Permitted Bid” must contain an irrevocable and unqualified condition that no Common Shares shall be taken up or paid for pursuant to the take-over bid prior to the close of business on a date which is not less than 45 days following the date of the take-over bid.  The Amended Plan extends the period of time for which a bid must be open from 45 days to 60 days.

2.                                      The Existing Plan currently provides that rights may be redeemed by the Board of Directors after the Separation Time has occurred if a Take-over Bid that is not a Permitted Bid is withdrawn or terminated, provided that the Rights Plan is deemed to continue to apply as if the Separation Time had not occurred.  In order to give effect to the intent of this provision, the Amended Plan has been amended to deem the Company to have issued replacement rights to all holders of its then outstanding common shares upon such redemption.

3.                                      The Amended Plan clarifies that in the event the Company amends the Amended Plan with the consent of the Rights Agent:

(i)                                    no amendment may be made that would materially adversely affect the interests of the holders of Rights generally; and

(ii)                                 if made before the Separation Time, any such amendment, other than any amendment to correct any clerical or typographical error, must be submitted for approval by shareholders of the Company at the next meeting of shareholders or, if made after the Separation Time, any such amendment must be submitted for approval by the holders of Rights at a meeting to be called by a date immediately following the next meeting of shareholders and will only continue in effect if such approval is obtained.

4.                                      The Existing Plan currently provides that the plan is to be ratified by a majority of the votes cast by Independent Shareholders (as defined in the Existing Plan) at or prior to the 2012 annual meeting.  The Amended Plan changes this requirement so that, if required by the applicable rules of any stock exchange on which the common shares of the Company are listed for trading, the Amended Plan will be subject to ratification by a majority of the votes cast by all shareholders, not just Independent Shareholders, at or prior to the 2012 annual meeting.  If this approval is not required by the rules of a stock exchange on which the common shares of the Company are listed for trading, the ratification requirement in the Amended Plan will revert back to its current form and the Amended Plan will be subject to ratification only by the Independent Shareholders within the same time frame.

Otherwise, the Amended Plan is identical to the Existing Plan in all material respects.

An Independent Shareholder is generally any shareholder other than an “Acquiring Person” (as defined in the Existing Plan) and its associates and affiliates.  As of the date of this Information Circular, the Corporation is not aware of any shareholder who would not be considered an Independent Shareholder.

A summary of the key features of the Amended Plan is attached as Appendix A to this Information Circular.  Complete copies of the Existing Plan and the proposed final form of the Amended Plan are available on request from the Corporate Secretary of the Corporation at the address noted on the first page of this Information Circular.

Objectives of the Shareholder Rights Plan

The Corporation is a widely-held corporation with no controlling shareholder.  When it first proposed the Existing Plan to the shareholders of the Corporation at the Corporation’s 2000 annual and special meeting of shareholders, the Board of Directors considered various strategies, including approval of a shareholder rights plan, to ensure that, in the context of a bid for control of the Corporation through an acquisition of the Corporation’s Common Shares, shareholders would be positioned to receive full and fair value for their shares.  Of particular concern to the Board of Directors was the widely held view that Canadian securities legislation provided too short of a response time to a corporation that is the subject of an unsolicited bid for control.  An inadequate response time has been identified as an impediment to ensuring that shareholders are offered full and fair value for their shares.  Also of concern to the Board of

Directors was the possibility that, under securities laws, the Corporation’s shareholders could be treated unequally in the context of a bid for control.  Neither the Existing Plan nor the Amended Plan was put forth in response to or in anticipation of any pending or threatened take over bid, nor to deter takeover bids for control of the Corporation generally.  As of the date of this Information Circular, the Board of Directors is not aware of any third party considering or preparing any proposal to acquire control of the Corporation.  Rather, the primary objectives of the Amended Plan, as with the Existing Plan, are to give adequate time for shareholders to properly assess a takeover bid without undue pressure, for the Board of Directors to consider value-enhancing alternatives and to allow competing bids to emerge.  Also, the Amended Plan, as with the Existing Plan, was designed to provide shareholders of the Corporation with equal treatment in a bid for control of the Corporation.  It was not, and is not, the intention of the Board of Directors to secure the continuance in office of the existing members of the Board of Directors or to avoid an acquisition of control of the Corporation in a transaction that is fair and in the best interest of shareholders.  The rights of shareholders under existing laws to seek a change in the Management of the Corporation or to influence or promote action of Management in a particular manner is not affected by the Amended Plan.

In reviewing the Amended Plan, the Board of Directors considered the following concerns inherent in the existing legislative framework governing takeover bids in Canada:

(a)                                  Time.  Current legislation permits a takeover bid to expire in 35 days.  The Board of Directors is of the view that this is not sufficient time to permit shareholders to consider a takeover bid and to make a reasoned and unhurried decision.  The Amended Plan provides a mechanism whereby the minimum expiry period for a takeover bid must be 60 days after the date of the bid and the bid must remain open for a further period of 10 Business Days after the Offeror publicly announces that the shares deposited or tendered and not withdrawn constitute more than 50% of the Voting Shares outstanding held by Independent Shareholders (generally, shareholders other than the Offeror or Acquiring Person, their Associates and Affiliates and Persons acting jointly or in concert with the Offeror or Acquiring Person).  The Amended Plan is intended to provide shareholders with adequate time to properly evaluate the offer and to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value.  Those alternatives could include, if deemed appropriate by the Board of Directors, the identification of other potential bidders, the conducting of an orderly auction or the development of a corporate restructuring alternative which could enhance shareholder value.

(b)                                 Pressure to Tender.  A shareholder may feel compelled to tender to a bid which the shareholder considers to be inadequate out of concern that failing to tender may result in the shareholder being left with illiquid or minority discounted shares in the Corporation.  This is particularly so in the case of a partial bid for less than all shares of a class, where the bidder wishes to obtain a control position but does not wish to acquire all of the Voting Shares.  The Amended Plan provides a shareholder approval mechanism in the Permitted Bid provision which is intended to ensure that a shareholder can separate the tender decision from the approval or disapproval of a particular takeover bid.  By requiring that a bid remain open for acceptance for a further 10 Business Days following public announcement that more than 50% of the Voting Shares held by Independent Shareholders have been deposited, a shareholder’s decision to accept a bid is separated from the decision to tender, lessening the undue pressure to tender typically encountered by a shareholder of a corporation that is the subject of a takeover bid.

(c)                                  Unequal Treatment.  While existing securities legislation has substantially addressed many concerns of unequal treatment, there remains the possibility that control of a corporation may be acquired pursuant to a private agreement in which a small group of shareholders dispose of shares at a premium to market price which premium is not shared with other shareholders.  In addition, a person may slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders.  The Amended Plan addresses these concerns by applying to all acquisitions of greater than 20% of the Voting Shares, to better ensure that shareholders receive equal treatment.

General Impact of the Amended Plan

It is not the intention of the Board of Directors, in continuing the Corporation’s shareholder rights plan, to secure the continuance of existing directors or Management in office, nor to avoid a bid for control of the Corporation in a transaction that is fair and in the best interests of shareholders of the Corporation.  For example, through the Permitted Bid mechanism, described in more detail in Appendix A, shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the Amended Plan, regardless of the acceptability of the bid to the Board of Directors.  Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Board of Directors will continue to be bound to consider fully and fairly any bid for the Corporation’s common shares in any exercise of its discretion to waive application of the Amended Plan or redeem the Rights.  In all such circumstances, the Board of Directors must act honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

The Amended Plan does not preclude any shareholder from utilizing the proxy mechanism of the CBCA to promote a change in the management or direction of the Corporation, and has no effect on the rights of holders of outstanding voting shares of the Corporation to requisition a meeting of shareholders, in accordance with the provisions of applicable corporate and securities legislation, or to enter into agreements with respect to voting their common shares.  The definitions of “Acquiring Person” and “Beneficial Ownership” have been developed to minimize concerns that the Amended Plan may be inadvertently triggered or triggered as a result of an overly-broad aggregating of holdings of institutional shareholders and their clients.

The Amended Plan will not interfere with the day-to-day operations of the Corporation.  The issuance of the Rights does not in any way alter the financial condition of the Corporation, impede its business plans or alter its financial statements.  In addition, the Amended Plan is initially not dilutive and is not expected to have any effect on the trading of common shares.  However, if a Flip-In Event occurs and the Rights separate from the common shares, as described in the summary contained in Appendix A, reported earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected.  In addition, holders of Rights not exercising their Rights after a Flip-In Event may suffer substantial dilution.

In summary, the Board of Directors believes that the dominant effect of the Amended Plan will be to enhance shareholder value and ensure equal treatment of all shareholders in the context of an acquisition of control.

Approval by Shareholders

Shareholder approval of the Amended Plan is not required by law but is required by the terms of the Existing Plan and applicable stock exchange rules.  The text of the resolution of the shareholders of the Corporation to approve the continued existence of the shareholder rights plan is set forth below:

“BE IT RESOLVED, as an ordinary resolution of the shareholders of Sierra Wireless, Inc. (the “Corporation”), that:

1.                                       The shareholder rights plan agreement of the Corporation be continued and the Amended and Restated Shareholder Rights Plan Agreement to be made as of May 5, 2009 between the Corporation and Computershare Investor Services Inc. which amends and restates the Amended and Restated Shareholder Rights Plan Agreement dated April 25, 2006 made between the Corporation and Computershare Investor Services Inc. (the “Existing Plan”) and continues the rights issued under the Existing Plan, be and is hereby ratified, confirmed and approved;

2.                                       Any director or senior officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution.”

The persons named in the enclosed form of proxy, if named as proxy, intend to vote in favour of the above resolution unless a shareholder has specified in such shareholder’s proxy that such shareholder’s shares are to be voted against such resolution.

The foregoing resolution must be approved by a simple majority of 50% plus one vote of the votes cast by shareholders, as well as by a simple majority of 50% plus one vote of the votes cast by shareholders other than (i) any shareholder that, directly or indirectly, on its own account or in concert with others, holds or exercises control over more than 20% of the outstanding voting securities of the Corporation, if any, and (ii) by the associates, affiliates and insiders of any shareholder referred to in (i).

Recommendation of the Board of Directors

The Board of Directors has determined that it is in the best interests of the Corporation and the holders of its Common Shares to have a shareholder rights plan in the form of the Amended Plan.  The Board of Directors unanimously recommends that the shareholders vote in favour of the reconfirmation and approval of the Amended Plan.

The Corporation has been advised that the directors and senior officers of the Corporation intend to vote all Common Shares held by them in favour of the reconfirmation and approval of the Amended Plan.

Canadian Federal Income Tax Consequences

Under the provisions of the Income Tax Act (Canada) (the “Tax Act”), the issue of the Rights, described in more detail in Appendix A, can give rise to a taxable benefit which must be included in the income of shareholders.  However, no amount must be included in the income of shareholders if the Rights do not have a monetary value at the date of issue.  The Corporation considers that the Rights, when issued, will have negligible monetary value, there being only a remote possibility that the Rights will ever be exercised.

Assuming that the Rights have no value, shareholders will not be required to include any amount in income or be subject to withholding tax under the Tax Act as a result of the issuance of the Rights.  The Rights will be considered to have been acquired at no cost.

The holders of Rights may have an income inclusion or be subject to tax under the Tax Act if the Rights are exercised or otherwise disposed of.

This statement is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular shareholder.  Shareholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and any applicable tax laws.

United States Federal Income Tax Consequences

As the Corporation considers that the possibility of the Rights issued under the shareholder rights plan becoming exercisable is both remote and speculative, under a current U.S. Internal Revenue Service ruling, the adoption of the Amended Plan will not constitute a distribution of stock or property by the Corporation to its shareholders, an exchange of property or stock, or any other event giving rise to the realization of gross income by any shareholder.  The holder of Rights may have taxable income if the Rights become exercisable or are exercised or sold.  In the event the Rights should become exercisable, shareholders should consult their own tax advisor concerning the consequences of acquiring, holding, exercising or disposing of their Rights.

Eligibility for Investment in Canada

The Rights are qualified investments under the Tax Act for registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit savings plans, registered disability, savings plans and tax-free savings accounts (“Deferred Plans”) provided that (i) the Common Shares continue to be qualified investments for such plans and (ii) each person who is an annuitant, a beneficiary, an employer or subscriber, or a holder of, the relevant Deferred Plan deals at arm’s length with the Corporation within the meaning of the Tax Act.

CORPORATE GOVERNANCE DISCLOSURE

Introduction

The Corporation’s corporate governance disclosure obligations are set out in National Instrument 58-101 – Disclosure of Corporate Governance Practices, National Policy 58-201 – Corporate Governance Guidelines and Multilateral Instrument 52-110 – Audit Committees.  These instruments set out a series of guidelines and requirements for effective corporate governance (collectively, the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members.  Set out below is a description of the Corporation’s approach to corporate governance in relation to the Guidelines.

1.                                      Board of Directors (the “Board”)

The Board oversees the Corporation’s business and affairs and the conduct of business by senior management and acts in accordance with the CBCA, the Restated Articles of Incorporation and By-laws of the Corporation, all other applicable statutory and legal requirements, the policies of the Corporation, the written mandate of the Board and written mandates of the Board committees and the Corporation’s Code of Business Conduct and Ethics.

The Board presently consists of eight (8) directors.  Due to other business commitments, one of the Corporation’s current directors, Peter Ciceri, has chosen not to stand for re-election at the Meeting.  At the current time, the Corporation is not nominating a replacement and, accordingly, the directors have determined that the number of proposed nominees for the Meeting will be seven (7) directors.  Information about each of the seven (7) nominee directors can be found on pages 6 and 7 of this Information Circular.  Of our eight (8) current directors, seven (7) directors, or 88%, being a majority of the Board, are “independent” directors within the meaning ascribed to it in National Instrument 52-110 — Audit Committee (“NI 52-110”): Gregory D. Aasen, Paul G. Cataford, Peter Ciceri, Charles E. Levine, S. Jane Rowe, David B. Sutcliffe and Kent Thexton.  Assuming that our seven (7) nominee directors, and no other persons, will be elected to the Board at the Meeting, of the seven (7) directors, six (6) directors, or 86%, being a majority of the Board, will be “independent” directors.  Jason W. Cohenour is the Corporation’s President and Chief Executive Officer, and is the one (1) director of the Corporation who is not an independent director.

Members of our Board are directors of the following other reporting issuers:

Director	Reporting Issuer

Paul G. Cataford	Hemisphere GPS, Inc. (formerly CSI Wireless Inc.) – Toronto Stock Exchange (“TSX”) (Audit Committee)

Jason W. Cohenour	Epic Data International Inc – TSX Venture Exchange (Audit, Compensation Committees)

Charles E. Levine	Openwave Systems Inc. – NASDAQ (Chairman; Audit, Compensation Committees); RCN Corporation – NASDAQ (Governance and Nominating and Compensation Committees)

David B. Sutcliffe	Ballard Power Systems Inc. – TSX, NASDAQ (Management, Development, Nominating and Compensation, Audit Committees)

Kent Thexton	Redknee Inc. – TSX (Chairman; Nomination and Compensation Committee)

It is the practice of the Board for the independent board members to meet without management at many of the regularly scheduled Board meetings.  For the year ending December 31, 2008, six (6) of the nineteen (19) Board meetings included a meeting of only the independent directors as part of the agenda.  During these sessions, the independent directors discussed the business matters of the Corporation including, among other things, business plans, budgets, expenditures, financial performance, opportunities and business execution and implementation by Management.  As Chair of the Board, Mr. Levine typically communicates with Management regarding the discussions of the independent directors where appropriate.

Mr. Levine is an independent director and is also the Chairman of Openwave Systems Inc.  The Chair of the Board is responsible for the overall leadership and management of the Board.  The Chair of the Board is a non-executive position and is at all times independent of Management.  As set out in the Position Descriptions, the key responsibilities of the Chair of the Board include:

•                  Providing leadership to enhance Board effectiveness

•                  Managing the activities of the Board and ensuring coordination among committees of the Board

•                  Ensuring that the respective roles of the Board and Management are well delineated

•                  Acting as a liaison between the Board and Management

•                  Ensuring that the Board has the information it needs to be effective

•                  Ensuring that the Board monitors the achievement of the aims, strategy and policies of the Corporation

•                  Representing the Corporation on particular matters identified by the Board or Management with stakeholders

•                  Leading by example and setting a high standard of integrity

For the year ending December 31, 2008 the Corporation held nineteen (19) Board meetings.  The attendance at Board and committee meetings by the directors is summarized below.

Director	Attendance at Board Meetings	Attendance at Committee Meetings

Gregory D. Aasen	19 of 19	HR Committee: 6 of 6

Paul G. Cataford	19 of 19	Audit Committee: 4 of 4 GNC Committee: 4 of 4

Peter Ciceri	16 of 19	Audit Committee: 4 of 4 HR Committee: 6 of 6

Jason W. Cohenour	19 of 19	N/A

Charles E. Levine(1)	19 of 19	GNC Committee: 4 of 4 HR Committee: 5 of 6 Audit Committee: 1 of 2

S. Jane Rowe	17 of 19	Audit Committee: 4 of 4

David B. Sutcliffe	17 of 19	GNC Committee: 4 of 4

Kent Thexton	16 of 19	HR Committee: 6 of 6

Note:

(1)                                  Charles Levine joined the Audit Committee on July 23, 2008.

2.                                      Board Mandate

The roles and responsibilities of the Board are set out in the Mandate of the Board of Directors, as follows:

The board of directors of Sierra Wireless will explicitly assume responsibility for the stewardship of the Corporation and, as part of the overall stewardship responsibility, will assume responsibility for the following matters:

(a)                      selecting the CEO for the Corporation, setting the parameters within which the CEO operates, coaching the CEO, setting the CEO compensation and taking remedial action where warranted;

(b)                     monitoring and assessing the performance of the CEO and ensuring that succession planning is in place;

(c)                      approving choices of the CEO for the executive management team, ensuring that appropriate training of the executive management team occurs, monitoring the performance of the executive management, and ensuring that succession planning is in place for executive management positions;

(d)                     to the extent feasible, taking reasonable steps to satisfy itself: (i) as to the integrity of the CEO and executive management; and (ii) that the CEO and executive management create a culture of integrity throughout the Corporation;

(e)                      adopting a strategic planning process for the Corporation and approving, on at least an annual basis, a strategic plan that takes into account an identification of business opportunities and business risks;

(f)                        identifying principal risks of the Corporation’s business and ensuring that the Corporation has in place appropriate systems for risk assessment and risk management;

(g)                     ensuring that the Corporation has in place appropriate systems for internal controls and management information systems, monitoring performance against agreed benchmarks and assuring the integrity of financial reports;

(h)                     adopting a communications policy for the Corporation;

(i)                         developing the Corporation’s approach to corporate governance including developing a set of corporate governance principles and guidelines that are specifically applicable to the Corporation; and

(j)                         providing assurance to shareholders and stakeholders concerning the integrity of the Corporation’s reported financial performance.

The Board shall establish measures to receive feedback from shareholders and stakeholders.  The designated Corporation contacts will be the CEO, the CFO and, where appropriate, the Chair of the Board.

The Board accepts full responsibility for its own growth and development, education and training, conduct and discipline of individual members and for regular performance reviews and relevant actions.

The Board shall be convened not less frequently than five times per year.  Individual Board members are expected to attend all meetings in their entirety, to prepare as directed by the published agenda, and to serve on committees as appropriate/ requested.

The Governance and Nominating Committee is responsible for monitoring compliance with the Board Mandate.  The Board Mandate is reviewed and updated (where appropriate) on an annual basis.

The aforementioned Mandate of the Board and the full text of the following committee Mandates are posted on the Corporation’s website at http://www.sierrawireless.com/corporate/investors.aspx:

•                  Mandate – GN Committee

•                  Mandate – Audit Committee

•                  Mandate – HR Committee

3.                                      Position Descriptions

The Board has adopted and approved written Position Descriptions for the Chair of the Board and the chair of each committee of the Board as follows:

•                  Position Description – Chair, GN Committee;

•                  Position Description – Chair, Audit Committee;

•                  Position Description – Chair, HR Committee.

Each committee chair Position Description sets out the qualifications to be met to be appointed chair of the particular committee and the responsibilities and specific duties of the chair.

The full text of the Position Descriptions for the Chair of the Board and for the chair of each of the above three committees are attached as Appendix B to this Information Circular.

In addition, the Board and the CEO have developed, and the Board has approved, a Position Description for the CEO of the Corporation, setting out the duties, roles and responsibilities of the CEO, including the following:

•                  Developing, implementing and assessing the effectiveness of corporate strategy and business plans.

•                  Providing executive leadership to the Corporation and achieving the results targeted in the corporate strategy and business plans.

•                  Representing the Corporation in communications with stakeholders including shareholders, customers, suppliers, partners, employees, governments, regulators, industry, community and others.

•                  Recruiting, retaining, assessing the performance of and developing a high caliber executive team, key employees and their successors.

•                  Establishing and maintaining corporate policies and culture, leading by example and setting a high standard of integrity in all aspects of the business.

4.                                      Orientation and Continuing Education of Directors

The GN Committee provides leadership for the Board’s director orientation and education programs, soliciting input from the Board and ensures that each new director fully understands the role of the Board, the Board committees and his or her responsibilities and liabilities associated with being a director of the Corporation and a member of a committee.  As required, this is accomplished by an orientation program that includes meetings with the Chair of the Board, committee chairs and with members of Management and, where necessary, with industry subject matter experts to better understand the nature and operation of the Corporation’s business and its products and its corporate governance.

Each Board member is expected to ensure that his or her knowledge and understanding of the Corporation’s business remains current.  Management makes regular presentations to the Board on the key areas of the Corporation’s business.  Directors are invited to tour the Corporation’s facilities and meet with executive and operational management throughout the term of each director’s tenure.

Directors are encouraged to take professional development courses to enhance their skills as directors, at the Corporation’s expense.

5.                                      Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) which sets out the standards of business practice and principles of behaviour that support our commitment to promote integrity and deter wrongdoing.  The Code applies to every director, officer, employee and independent contractor of the Corporation and its subsidiaries.  The Code states the Corporation’s commitment to conducting business in accordance with the highest standards of business conduct and ethics and is designed to work in conjunction with the Corporation’s Whistleblower Policy, Insider Trading Policy, Disclosure Policy, and Employee Policy and Procedure Manual.  In addition, each director, officer, employee and independent contractor of the Corporation executes our Conflict of Interest Agreement, Confidentiality Agreement and Harassment Prevention Policy at the time of first hire or engagement.

The Code is reviewed annually by the GN Committee and updates, as required, are approved by the Board.

The full text of the Code is filed on SEDAR at www.sedar.com and is posted on the Corporation’s website at http://www.sierrawireless.com/corporate/investors.aspx.  Under the Code, all suspected or potential violations of the Code must be reported (openly or anonymously) to an executive officer or the Vice President, Human Resources of the Corporation.  In addition, as outlined below and pursuant to the Whistleblower Policy, suspected or potential violations of the Code of an accounting or financial nature may also be reported (openly or anonymously) to the Chair of the Audit Committee.  Violations of the Code will not be tolerated; the Code describes the sanctions for any violation.

Compliance with the Code is monitored by Management.  Issues are dealt with on a case by case basis by senior management.  Any Whistleblower activity is monitored by the Audit Committee and is reviewed quarterly as per the Committee’s mandate.

For the financial year ended December 31, 2008, no waivers from the Code were requested by any director or executive officer; accordingly no material change reports were filed in this regard.

As required by the Code and the CBCA, each director and officer is required to disclose to the Corporation, in writing, the nature and extent of any interest he or she has in each material contract or material transaction made or proposed with the Corporation.  Our Code requires that each director and officer make this disclosure in an appropriate and timely manner, as required by law.  Under the CBCA, the director who is required to make such a disclosure may not vote on any resolution to approve the contract or transaction, except in certain, limited circumstances.

As a reporting issuer, the integrity of our financial information is one of our paramount concerns.  The Corporation’s Whistleblower Policy sets out the procedures to address any complaints by employees or independent contractors of the Corporation concerning our accounting practices, internal controls or auditing matters and includes direct reporting (openly or anonymously) to the Chair of the Audit Committee.

The Board believes that, through its structure, policies and actions, it holds itself to a very high standard, which sets a strong “tone at the top” example promoting ethical business conduct.

6.                                      Nomination of Directors

The GN Committee is comprised of three (3) directors: Messrs. Levine, Cataford (Chair of the GN Committee) and Sutcliffe, all of whom are independent directors as defined in NI 52-110.

The GN Committee regularly reviews the skills and experience of the Board to ensure a suite of talents that most fully supports the goals of the Corporation to build shareholder value.  The Board recruits new directors on an “as-needed” basis and it is the responsibility of the GN Committee to identify, evaluate and recommend nominees to the Board.  In identifying new candidates for nomination to the Board, the GN Committee, with the assistance of the Board members, defines the particular attributes required of each new director, after considering the strategic plans of the Corporation and the competencies and skills of the existing directors.  In general terms this takes into consideration knowledge of the industry and business, professional background of the individual and how that would fit with the competencies and skills of the existing directors, corporate governance experience and the ability to make an appropriate time commitment.  Once the particular qualifications are determined, the GN Committee may engage a recruitment agency to assist in the identification of potential candidates.

The responsibilities, powers and operation of the GN Committee are set out in the Mandate of the GN Committee and include ensuring complete disclosure of the Corporation’s system of corporate governance and general disclosure of the operation of the system on an annual basis, or as otherwise required, monitoring applicable corporate governance requirements and ensure compliance and required disclosure by the Corporation, proposing to the Board director nominees who meet the Board’s pre-determined qualifications, ensuring there are appropriate orientation and ongoing education and training programs in place for directors, proposing to the Board the members of each committee of the Board and the chair of each committee, ensuring that the Board and all committees of the Board have documented mandates and that the mandates are reviewed and reassessed at least annually and carrying out a process to assess the effectiveness of the Board and the committees of the Board, relative to their respective mandates, and the contribution of individual directors.

7.                                      Majority Voting for Election of Directors

The Board has adopted a policy regarding majority voting for election of directors.  The policy is described under “Election of Directors” in this Information Circular.

8.                                      Compensation and the Human Resources Committee

The HR Committee is currently comprised of four (4) directors, Messrs. Aasen (Chair of the HR Committee), Ciceri, Levine and Thexton, all of whom are independent directors as defined in NI 52-110.  Mr. Ciceri is not standing for re-election at the Meeting and it is not the intent to replace him at this time; therefore, the HR Committee will be comprised of three (3) independent directors, Messrs. Aasen, Levine and Thexton.

The responsibilities, powers and operation of the HR Committee are set out in the Mandate of the HR Committee and include developing compensation policies and practices for all employees of the Corporation, reviewing and recommending to the Board the compensation of the CEO, all directors and the other executive officers, reviewing and recommending to the Board the annual performance objectives and corporate goals for the CEO, ensuring the development, implementation and administration of Company-wide benefits and all equity based compensation plans, reviewing and recommending policies relating to the recruitment, training development and evaluation of employees, reviewing the CEO job description, reviewing succession planning for senior executives and the evaluation of the senior executives, based on the CEO’s assessment.

9.                                      Other Board Committees

Disclosure concerning the Board of Directors’ Audit Committee is set out in the Corporation’s Annual Information Form for the financial year ended December 31, 2008 (the “AIF”) under the heading “AUDIT COMMITTEE”.  The AIF is available on SEDAR at www.sedar.com.

10.                               Assessments

The GN Committee evaluates the effectiveness and contribution of the Board of Directors, committees of the Board, individual directors, the Chair of the Board and chairs of the committees.  The directors of the Corporation complete, on an annual basis, a board assessment questionnaire in which they provide feedback on the quality of corporate governance by the Board and Management.  The questionnaire covers a variety of issues including the composition of the Board of Directors, the effectiveness of the Board and its committees and the quality of the Board’s relationship with Management.  The questionnaire also canvasses opinions with respect to Board composition and number of Board members to ensure that the Board reflects the appropriate breadth of expertise.  In addition, on an annual basis, each director completes a self-assessment questionnaire.  The GN Committee presents a summary of the findings of both questionnaires to the Board of Directors and recommends any changes to enhance the performance of the Board of Directors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

The HR Committee is responsible for maintaining the integrity of all compensation programs and reviewing, and in certain cases recommending modifications to the Corporation’s executive base and annual incentive compensation programs. The incentive plans will typically be awarded in the form of cash and security-based compensation arrangements and are based on competitive practices of comparable companies and serve to align the interests of the executives with those of the Corporation’s shareholders. From time to time, the HR Committee undertakes a comprehensive review of compensation plans for the Corporation’s senior executives. Professional consultants are engaged to assist the HR Committee. These consultants conduct compensation surveys to develop comparable compensation groups and advise the HR Committee about the structuring of compensation arrangements. The HR Committee considers the consultants’ recommendations in the compensation determinations.

The HR Committee also establishes levels of compensation for the Chief Executive Officer.  The Chief Executive Officer recommends compensation levels for other executive officers, which are then reviewed and approved by the HR Committee.  The HR Committee also approves or recommends to the Board of Directors the granting of discretionary stock options, restricted share units (“RSUs”) and cash bonus awards to certain executives, senior management and other key employees.

Compensation Program Objectives and What is Rewarded

Elements of Compensation Program

It is the policy of the Corporation to compensate its executive and senior management employees for performance using three forms of remuneration: base salary, incentive cash awards and security based or long-term incentives.  All compensation is determined largely by reference to market conditions.  Compensation targets are based upon the specific position’s level of responsibility and the position’s influence on the immediate and sustained growth of the Corporation, with final awards determined by a mix of individual, team and corporate performance.

Sierra Wireless’ HR Committee engaged Longnecker & Associates (“L&A”) to conduct an independent, third party executive compensation review and provide analyses, conclusions and recommendations for the total remuneration of the key executive officers.  L&A’s objectives were to:

•                  Review the Corporation’s total direct compensation (base salary, incentive cash rewards, and security based incentives) for  key executive positions

•                  Assess the competitiveness of executive compensation as compared to the HR Committee defined peer group and published survey companies within the telecommunications equipment manufacturing industry with projected revenue levels similar to the Corporation

•                  Provide conclusions and recommendations for current and future total direct compensation packages for key executive positions

L&A procured market data from published survey sources within the telecommunications equipment manufacturing industry and utilized regression analyses to determine compensation levels for the respective revenue sizes each executive is responsible. Additionally they procured market compensation data from defined public peer companies.

1.               Base Salary

L&A obtained compensation data for the top executives of the peer companies.  They utilized a combination of peer company data and published survey data to determine the market midpoint for these positions with the Corporation.   The executive base salaries are targeted at this midpoint.

2.               Incentive Cash Rewards

Annual incentive targets are an integral component of compensation that link and reinforce executive decision making and performance with the objectives of the Corporation. L&A procured annual incentive payouts reported by peer company data as well as published surveys. The Corporation sets the target awards at the midpoint.  At the beginning of each year, the Corporation sets its budget, which is used as the financial targets for the incentive cash awards.  At the beginning of each quarter, the HRC reviews and approves the objectives to be met for the quarter.  The HRC reviews and approves quarterly payouts based on performance against these objectives as well as performance against revenue and earnings from operations targets.  The HRC reviews and approves the annual payout based on performance against annual revenue and earnings targets.  Outperformance can increase actual awards above the midpoint. Underperformance will decrease the actual awards below the midpoint, and there is no payout without positive earnings from operations.

3.               Security Based Incentives (LTIs)

LTI targets are another integral component of compensation that link and reinforce executive decision making and performance with the long-term vision and goals of the Corporation.   LTI award targets provided by the market are subject to performance criteria as well as vesting requirements.  L&A utilized peer company proxy information as well as published survey data to value LTI award targets.  In 2008, the Corporation targeted the midpoint for cash value of the LTI.

The HRC had L&A complete an analysis of the CEO promotion grant.  L&A utilized peer company proxy information.  It was determined that the initial grant given for the promotion was below market and therefore an additional grant was given to make up the difference with other internally promoted CEOs.

As company stakeholders such as institutions, individual shareholders and board members become increasingly involved in executive compensation, companies are reassessing the competitiveness of executive compensation from various angles.  One such additional analysis is beneficial ownership – or “wealth accumulation” analysis. As requested by the HR Committee, L&A conducted a beneficial ownership analysis. The analysis included unvested/unexercised equity awards, and total potential future ownership for peers of key executive Sierra positions.  The Corporation believes that the LTI plan should enable the executives to reach the average beneficial ownership of its peers over time.

•                  Stock Options

Under the Corporation’s Amended and Restated 1997 Stock Option Plan (“the Stock Option Plan”), the Board of Directors is authorized, in its discretion, to grant options to purchase Common Shares to members of the Board of Directors, senior officers and employees of the Corporation and its subsidiaries.

The Stock Option Plan provides that options to acquire Common Shares may, at the discretion of the Board of Directors, provide at the time of the grant that the option may not be exercised except in accordance with such limitations based on the passage of time after the option is granted, the satisfaction of performance criteria relating generally to the Corporation or particularly to the optionee, or the satisfaction or fulfillment of any other conditions (or any combination of the foregoing).  Options granted under the Stock Option Plan are non-transferable and subject to early termination in the event of the optionee ceasing to be a member of the Board of Directors, an officer or employee or in the event of death.  The Board of Directors may, at its discretion, permit early exercise of options.

•                  Restricted Share Units

On May 2, 2007 the Corporation established restricted stock plans for U.S. and non-U.S. employees and outside directors (together, the “Restricted Stock Plans”) to provide long-term incentives to certain executives and other key employees and to support the objective of employee share ownership through the granting of RSUs. There is no exercise price and no monetary payment is required from the employees or outside directors (“Participants”) to the Corporation upon receipt of the RSUs or upon the subsequent issuance of shares to settle the award. Under the Restricted Stock Plans, independent trustees will purchase the Common Shares over the facilities of the TSX and Nasdaq and hold them in escrow until the period of restriction has been fulfilled pursuant to a trust agreement (“Trust Agreement”).

RSUs vest over three years, in equal amounts on the anniversary date of the date of the grant, unless otherwise determined by the Corporation and specifically set out in the agreement between the Corporation and a Participant under which an RSU is granted (“Grant Agreement”). Vested RSUs will be settled annually by delivery of a Common Share for each vested share unit.  Participants shall not have the right or be entitled to exercise any voting rights, receive any dividends or have or be entitled to any other rights as a shareholder in respect of any share unit, except as may otherwise be provided in the Trust Agreement or the applicable Grant Agreement.

Unless otherwise determined by the Corporation, if a Participant is terminated by reason of disability or death prior to a vesting date, vesting shall be accelerated such that all of the Participant’s share units shall be vested share units.  Unless otherwise determined by the Corporation, if a Participant is terminated for any reason other than disability or death, the Participant will not be entitled to any payout in respect of any unvested share units at the time of the Participant’s termination, and any such unvested share units shall be cancelled without payment.

4.               Retirement Savings Plans

•                  U.S. 401(k)

The 401(k) program is designed to offer eligible U.S. employees a tax-assisted method of saving for retirement.   The Corporation matches employee contributions up to 3% of earnings to the annual allowable maximum.

•                  Canada Registered Retirement Savings Plan

The Canadian Registered Retirement Saving Plan is designed to offer eligible Canadian employees a tax-assisted method of saving for retirement.   The Corporation matches employee contributions up to 3% of earnings to the annual allowable maximum.

Policies and Guidelines

Minimum Share Ownership Guidelines

In 2007, minimum share ownership guidelines were established for executives at the level of Senior Vice President or higher (the “Senior Executive”).  Each of these individuals is expected to own a minimum number of the Common Shares that is equal to the lesser of:

•                  An amount equal to two (2) times annual base salary in the case of the President and Chief Executive Officer, and an amount equal to one (1) times annual base salary in the case of each other Senior Executive, divided by the fair market value of the Common Shares, or

•                  48,000 Common Shares for the President and Chief Executive Officer and 12,000 Common Shares for each other Senior Executive.

Existing Senior Executives are expected to achieve the share ownership levels within five (5) years from the effective date of May 2, 2007.  Going forward, new Senior Executives will have five (5) years from their first appointment to comply with the guidelines.

Failure to meet or maintain these ownership requirements may result in a reduction in future long-term incentive awards and/or other compensation.  There may be instances in which these stock ownership guidelines would place a hardship on the Senior Executive.  If such an instance occurs, the Board may consider and approve an alternative stock ownership guideline for that individual, which reflects the intention of these guidelines and the individual’s personal circumstances.  The Corporation expects such instances to be rare.

These guidelines shall be administered by the GN Committee of the Board.  This committee shall have the discretion to submit for approval by the Board, and the Board may at any time approve amendments or modifications to these guidelines.

In 2007, minimum share ownership guidelines were established for the Board of Directors.  Each of these individuals is expected to own a minimum number of the Common Shares that is no less than an amount equal to two (2) times the annual board retainer.  The board retainer does not include meeting fees, committee fees, RSU or stock option awards.

Existing Board members are expected to achieve the share ownership levels within three (3) years from the Effective Date.  Going forward, new Board members will have three (3) years from their first appointment to comply with the guidelines.

Share Performance Graph

The following graph compares the Corporation’s cumulative shareholder return on a Cdn$100 investment in its Common Shares (made December 31, 2003) to the cumulative return of a comparable investment on S&P/TSX Composite Index.

Total Return Index Values

(Canadian Market)

	Dec 2003	Dec 2004	Dec 2005	Dec 2006	Dec 2007	Dec 2008
Sierra Wireless, Inc.	100.00	105.94	64.22	81.84	73.65	35.28

S&P/TSX Composite Index	100.00	112.48	137.12	157.02	168.27	109.33

Assuming an investment of Cdn$100 and the reinvestment of dividends

Option based Awards

The annual “evergreen” grants of stock options and RSUs are granted to eligible employees of the Corporation based on approval of the HR Committee and the Board of Directors.  Employees at the Vice President level and above are granted equity in the Corporation as part of the long term incentive review of total compensation.

Eligible employees also include those at the level of Director and Principal/Lead Engineers as well as a small number of employees who may receive merit grants.  A listing is provided for CEO review and the final listing is submitted first to the HR Committee and then to the Board of Directors for approval.  Stock option and RSU grant prices are set at the close of business on the day that the options are approved by the Board of Directors, or, if the trading window is closed, on the first day the trading window opens.

 Summary Compensation Table

The following table provides a summary of the compensation earned during each of the last three financial years by the CEO, the CFO and the Corporation’s two most highly compensated executive officers other than the CEO and the CFO earning a combined salary and bonus in excess of Cdn$150,000 (each a “Named Executive Officer” and all such officers are hereafter collectively called the “Named Executive Officers” or the “NEOs”).

SUMMARY COMPENSATION TABLE(1)

Name and Principal Position	Fiscal Year	Salary ($)	Non- equity Annual Incentive Plans ($)	Share-based Awards(2) ($)		Option-based Awards(3) ($)	All Other Compen- sation(4) ($)	Total Compensation ($)
Jason W. Cohenour(5)	2008	528,635	329,968	712,388		680,462	29,467	2,280,920
Chief Financial Officer	2007	416,512	338,386	1,469,582	(5)	564,142	24,600	2,813,222
	2006	367,567	282,313	Nil		590,849	25,261	1,265,990

David G. McLennan	2008	285,178	125,098	318,373		304,107	13,638	1,046,394
Chief Financial Officer	2007	274,572	214,196	230,158		290,399	8,842	1,018,167
	2006	249,647	144,164	Nil		319,157	2,515	715,483

James B. Kirkpatrick	2008	250,000	127,775	244,708		233,732	11,119	867,334
Chief Technical Officer	2007	243,000	171,838	178,695		235,059	6,600	835,192
	2006	235,620	172,774	Nil		315,119	15,721	739,234

Trent H. Punnett(6)	2008	236,398	86,571	210,668		201,230	Nil	734,867
Senior Vice-President,	2007	232,688	111,003	183,740		241,999	Nil	769,430
Marketing and Corporate Development	2006	176,274	84,825	Nil		239,368	Nil	500,467

Notes:

(1)          All dollar amounts in the Summary Compensation Table and footnotes are reflected in U.S. dollars.  The following rates of exchange, being the averages for the respective fiscal year, were used to convert Canadian dollar amounts to United States dollar amounts for the fiscal years indicated:  2008 – 1.066; 2007 – 1.074; 2006 – 1.135.

(2)          Share-based awards represent the fair value of restricted share units granted in the year under the Restricted Stock Plans. The fair value of the RSUs is based on the closing market price of the Corporation’s Common Shares on the date of grant multiplied by the number of RSUs granted.

(3)          Option-based awards represent the fair value of stock options granted in the year under the Stock Option Plan.  The fair value of stock options granted is calculated using the Black-Scholes valuation model.  Under this method, the weighted average fair value of stock options granted to the NEOs in 2008 was $7.39; 2007 — $9.40; 2006 — $7.88 using the following assumptions:

	2008	2007	2006
Expected dividend yield	0	0	0
Expected stock price volatility	57%	65%	81%
Risk-free interest rate	3.29%	4.14%	4.09%
Expected life of options	4 years	4 years	4 years

There is no dividend yield because the Corporation does not pay, and does not plan to pay, cash dividends on the Common Shares. The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from Canadian Government Bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behaviour.

(4)          All other compensation represents payments to the NEO’s 401(k) or registered retirement savings plans and vacation payouts.  Mr. Cohenour’s other compensation also includes a car allowance of $18,000 per year.

(5)          Mr. Cohenour’s 2007 share-based awards includes 22,200 RSUs granted on May 9, 2007 and an additional 50,000 granted on August 3, 2007.  The additional 50,000 units were granted when the HR Committee determined that Mr. Cohenour’s initial CEO grants were below the median for internally promoted CEOs in the peer group.

(6)          Mr. Punnett resigned from the Corporation on January 29, 2009.

Incentive Plan Awards

Outstanding Option-based Awards and Share-based Awards

The following table sets forth information concerning unexercised options and RSUs that have not vested for each NEO as of December 31, 2008.  For a discussion of the key terms of the Employee Stock Option Plan and Restricted Stock Plans, refer to the “Compensation Discussion and Analysis” section of this Information Circular.

	Option-based Awards					Share-based Awards
Name	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price(2) ($)		Option Expiration Date(3)	Value of Unexercised In-the- Money Options(4) ($)	Number of Units of Shares That Have Not Vested(5) (#)	Market or Payout Value of Share-based Awards That Have Not Vested(6) (US$)
Jason W. Cohenour	56,050 40,000 10,417 14,062 75,000 60,000 92,023	US$ US$ US$ US$ US$ US$ US$	25.64 17.58 8.84 11.25 12.74 17.81 15.75	February 5, 2009 September 2, 2009 February 25, 2010 October 28, 2010 February 6, 2011 May 2, 2012 February 5, 2013	Nil	93,365	544,318

	Option-based Awards					Share-based Awards
Name	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price(2) ($)		Option Expiration Date(3)	Value of Unexercised In-the- Money Options(4) ($)	Number of Units of Shares That Have Not Vested(5) (#)	Market or Payout Value of Share-based Awards That Have Not Vested(6) (US$)
David G. McLennan	25,000 25,000 12,500 9,375 25,000 30,000 43,427	Cdn$ Cdn$ Cdn$ Cdn$ Cdn$ Cdn$ Cdn$	38.86 29.53 23.01 10.96 14.64 19.70 15.90	March 16, 2009 May 4, 2009 September 2, 2009 February 25, 2010 February 6, 2011 May 2, 2012 February 5, 2013	Nil	29,279	169,674

James B. Kirkpatrick	28,000 40,000 25,000 31,609	US$ US$ US$ US$	8.84 12.74 17.81 15.75	February 25, 2010 February 6, 2011 May 2, 2012 February 5, 2013	Nil	21,871	127,508

Trent H. Punnett(7)	8,854 18,750 25,000 28,736	Cdn$ Cdn$ Cdn$ Cdn$	11.48 14.64 19.70 15.90	January 31, 2010 February 6, 2011 May 2, 2012 February 5, 2013	Nil	20,458	118,556

Notes:

(1)	Option-based awards vest over four years with 25% vesting after the first year and the remainder vesting monthly thereafter. None of the unexercised options outstanding have different vesting terms.

(2)

The option exercise price is determined by the closing market price on the date of grant. The value of the Common Shares on the NASDAQ is used for U.S. and international employees, and the value of the Common Shares on the TSX is used for Canadian employees.

(3)	Options have a term of five (5) years.

(4)	At December 31, 2008 there were no in-the-money options. The closing stock price of the Common Shares on the NASDAQ was US$5.83 and on the TSX was Cdn$7.07.

(5)

RSUs vest over three (3) years, in equal amounts on the anniversary date of the date of the grant. Initial RSU grants were made on May 9, 2007 and subsequent grants on February 5, 2008. Mr. Cohenour received an additional grant of 50,000 shares on August 3, 2007.

(6)

The market value of RSUs at December 31, 2008 was calculated using the closing stock price of the Common Shares on the NASDAQ of US$5.83 for Messrs. Cohenour and Kirkpatrick; and the closing stock price of the Common Shares on the TSX of Cdn$7.07 for Messrs. McLennan and Punnett translated at the spot foreign exchange rate of 1.22.

(7)	Mr. Punnett resigned from the Corporation on January 29, 2009.

Value Vested or Earned During Fiscal 2008

The following table sets forth the amounts that each NEO would have earned during the year if the stock options that vested were exercised as well as the value realized upon vesting of RSUs during 2008.

Name	Option-based Awards – Value Vested During 2008(1) (US$)	Share-based Awards - Number of Shares Acquired on Vesting During 2008 (#)	Share-based Awards – Value Vested During 2008(2) (US$)	Non-equity Incentive Plan Compensation – Total Value Earned During 2008 (US$)
Jason W. Cohenour	128,276	24,066	330,527	458,803
David G. McLennan	26,949	3,966	70,357	97,306
James B. Kirkpatrick	67,313	3,166	56,133	123,446
Trent H. Punnett	21,709	3,166	56,175	77,884

Notes:

(1)              The value of option-based awards that vested during the year was calculated using the closing stock price of the Common Shares on the NASDAQ or the Common Shares on the TSX, for U.S. and Canadian employees respectively, on each vesting date multiplied by the number of vested options.  If the market price was less than the exercise price, a market value of zero was assigned to those options on the vesting date.  The Canadian dollar values were translated at the spot foreign exchange rates on the specific vesting dates.

(2)              Messrs. Cohenour, McLennan, Kirkpatrick and Punnett each had RSUs that vested on May 9, 2008 of 7,400, 3,966, 3,166 and 3,166 respectively.  The value earned upon vesting was calculated by multiplying the closing market price on the date of vesting of US$17.73 or Cdn$17.85 by the units vested. The Canadian dollar value was translated at the spot foreign exchange rate of 1.006 on the date of vesting. Mr. Cohenour had an additional 16,666 shares that vested on August 3, 2008 at a market price of US$11.96.

Option Exercises During Fiscal 2008

The following table sets forth the number of shares acquired and the subsequent amount realized assuming the shares were sold.

Name	Number of Shares Acquired on Exercise of Option-based Awards (#)	Value Realized on Exercise of Option-based Awards (US$)
Jason W. Cohenour	19,688	149,335
David G. McLennan	Nil	Nil
James B. Kirkpatrick	6,250	52,875
Trent H. Punnett	Nil	Nil

Pension Plan Benefits

The Corporation has implemented a program of contributions to individual employee’s retirement savings plans.  This program is available to all employees and is subject to specified annual contribution limits.  Contributions made by the Corporation on behalf of Named Executive Officers are included the Summary Compensation Table under the column “All Other Compensation”.  There were no other pension plan benefits in place for any of the Named Executive Officers.

Termination and Change of Control Benefits

The Corporation has entered into executive employment agreements with each of the Named Executive Officers under which each such executive has agreed to continue to serve the Corporation in his current office and perform the duties of such office for an indefinite term.  Under the terms of each of the executive employment agreements, each executive has made commitments in favour of the Corporation, including non-competition and non-solicitation covenants, minimum notice periods in the event of the executive’s resignation and continued service for a minimum period of time in the event of a change of control.  In consideration of the services to be rendered by each executive under each of the executive employment agreements, each executive receives an annual salary and is entitled to participate in the management bonus program and long-term incentive plans of the Corporation and the dental, medical and other benefit plans as may be offered by the Corporation to senior officers from time to time.

In the event of the termination of the Named Executive Officer’s employment, other than for just cause, disability, death or change of control of the Corporation, the Corporation will provide such executive with working notice equal to 18 months, in the case of Mr. Cohenour, and 12 months, in the case of Mr. McLennan, Mr. Kirkpatrick and Mr. Punnett, plus one additional month of working notice for each completed 12 month period of service to the Corporation, up to a maximum of 24 months working notice.  In lieu of working notice the Corporation may elect to provide severance pay or may elect any combination of working notice and severance pay.

In addition, the executive employment agreements for the Named Executive Officers provide that if the Named Executive Officer’s employment is terminated within 12 months following a change of control, other than for just cause, disability or death (or is terminated by the Named Executive Officer for “good reason”), the Corporation will provide such executive an amount equal to 24 months compensation, in the case of Mr. Cohenour, and 18 months compensation in the case of Mr. McLennan, Mr. Kirkpatrick and Mr. Punnett and all unvested shares held by such executive shall be deemed to vest and will be exercisable for 90 days following the date of termination.

Compensation of Directors

As at December 31, 2008, remuneration for directors of the Corporation who were not officers of the Corporation is as follows:

Annual Retainer	US$	25,000

Additional Compensation:
Chairman’s Retainer	US$	25,000
Committee Member	US$	6,000
Committee Chair	US$	6,000

Board or committee meeting – in person	US$	1,500
Board or committee – conference call	US$	500

Directors are limited to one meeting participation fee payable per calendar day. All directors are reimbursed for travel and other reasonable expenses incurred in attending Board or committee meetings or while engaged in other Corporation or Board business.

All non-Management directors are eligible to participate in the Stock Option Plan and the Restricted Stock Plans. All of the non-management directors, with the exception of David B. Sutcliffe who served as the Corporation’s CEO from May 1995 to October 2005, were independent directors of the Corporation at the time the options were granted.  Executive officers of the Corporation are not permitted to receive any compensation, including stock options, to which they might be otherwise entitled only by virtue of being directors of the Corporation.  The following table sets forth the total compensation and benefits for our non-employee directors for fiscal 2008.

Name	Fees Earned or Paid in Cash(1) (US$)	Share-based Awards(2) (3) (US$)	Option-based Awards(2) (4) (US$)	Total (US$)
Gregory D. Aasen	58,500	42,136	40,245	140,881
Paul G. Cataford	63,500	42,136	40,245	145,881
Peter Ciceri	58,000	42,136	40,245	140,381
Charles E. Levine	86,500	44,494	42,496	173,490
S. Jane Rowe	57,000	42,136	40,245	139,381
David B. Sutcliffe	48,500	42,136	40,245	130,881
Kent Thexton	51,000	42,136	40,245	133,381

Notes:

(1)          Non-employee director fees are based in U.S. dollars.

(2)          Mr. Levine’s share-based and option-based awards are denominated in U.S. dollars.  All other non-employee director’s awards are denominated in Canadian dollars and translated into U.S. dollars at the average exchange rate for 2008 of 1.066.

(3)          All non-employee directors received 2,825 RSUs on February 5, 2008.  On this date, the closing price of the Common Shares on the NASDAQ was US$15.75 and the closing stock price of the Common Shares on the TSX was Cdn$15.90.

(4)          All non-employee directors received 5,747 option-based awards on February 5, 2008.  The fair value at grant date was calculated using the Black-Scholes option pricing model as discussed in note 3 of the “Summary Compensation Table” in this Information Circular.  The fair value on February 5, 2008 was US$7.39 or Cdn$7.46.

The following table sets forth the outstanding option-based awards and share-based awards for our non-employee directors for fiscal 2008.

	Option-based Awards					Share-based Awards
Name	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price(2) ($)		Option Expiration Date(3)	Value of Unexercised In-the- Money Options(4) ($)	Number of Units of Shares That Have Not Vested(5) (#)	Market or Payout Value of Share- based Awards That Have Not Vested(6) (US$)
Gregory D. Aasen	10,000 10,000 10,000 5,000 5,747	Cdn$ Cdn$ Cdn$ Cdn$ Cdn$	34.11 10.96 14.64 19.70 15.90	February 5, 2009 February 25, 2010 February 6, 2011 May 2, 2012 February 5, 2013	Nil	4,159	24,102

Paul G. Cataford	10,000 4,583 10,000 5,000 5,747	Cdn$ Cdn$ Cdn$ Cdn$ Cdn$	34.11 10.96 14.64 19.70 15.90	February 5, 2009 February 25, 2010 February 6, 2011 May 2, 2012 February 5, 2013	Nil	4,159	24.102

Peter Ciceri	10,000 10,000 10,000 5,000 5,747	Cdn$ Cdn$ Cdn$ Cdn$ Cdn$	34.11 10.96 14.64 19.70 15.90	February 5, 2009 February 25, 2010 February 6, 2011 May 2, 2012 February 5, 2013	Nil	4,159	24,102

Charles E. Levine	10,000 10,000 10,000 10,000 5,000 5,747	US$ US$ US$ US$ US$ US$	25.64 8.84 12.74 17.20 17.81 15.75	February 5, 2009 February 25, 2010 February 6, 2011 June 2, 2011 May 2, 2012 February 5, 2013	Nil	4,159	24,247

S. Jane Rowe	10,000 10,000 10,000 5,000 5,747	Cdn$ Cdn$ Cdn$ Cdn$ Cdn$	34.11 10.96 14.64 19.70 15.90	February 5, 2009 February 25, 2010 February 6, 2011 May 2, 2012 February 5, 2013	Nil	4,159	24,102

	Option-based Awards					Share-based Awards
Name	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price(2) ($)		Option Expiration Date(3)	Value of Unexercised In-the- Money Options(4) ($)	Number of Units of Shares That Have Not Vested(5) (#)	Market or Payout Value of Share- based Awards That Have Not Vested(6) (US$)
David B. Sutcliffe	50,000 10,000 10,000 5,000 5,747	Cdn$ Cdn$ Cdn$ Cdn$ Cdn$	34.11 10.96 14.64 19.70 15.90	February 5, 2009 February 25, 2010 February 6, 2011 May 2, 2012 February 5, 2013	Nil	4,159	24,102

Kent Thexton	16,000 10,000 5,000 5,747	Cdn$ Cdn$ Cdn$ Cdn$	9.99 14.64 19.70 15.90	March 11, 2010 February 6, 2011 May 2, 2012 February 5, 2013	Nil	4,159	24,102

Notes:

(1)              Option-based awards vest over four years with 25% vesting after the first year and the remainder vesting monthly thereafter.  None of the unexercised options outstanding have different vesting terms.

(2)              Option exercise price is determined by the closing market price on the date of grant.  The value of the Common Shares on the NASDAQ is used for Mr. Levine, and the value of the Common Shares on the TSX is used for the other non-employee Canadian directors.

(3)              Options have a term of five (5) years.

(4)              At December 31, 2008 there were no in-the-money options.  The closing stock price of the Common Shares on the NASDAQ was US$5.83; and on the TSX was Cdn$7.07.

(5)              RSUs vest over three (3) years, in equal amounts on the anniversary date of the date of the grant.  Each non-employee director was granted 2,000 RSUs on May 9, 2007 and 2,825 RSUs on February 5, 2008.

(6)              The market value of RSUs at December 31, 2008 was calculated using the closing stock price of the Common Shares on the NASDAQ of US$5.83 for Mr. Levine; and the closing stock price of the Common Shares on the TSX of Cdn$7.07 for all other non-employee directors translated at the spot foreign exchange rate of 1.22.

The following table sets forth the amounts that each named executive officer would have earning during the year if the stock options that vested were exercised as well as the value realized upon vesting of RSUs during 2008.

Name	Option-based Awards – Value Vested During 2008(1) (US$)	Share-based Awards - Number of Shares Acquired on Vesting During 2008(2) (#)	Share-based Awards – Value Vested During 2008(2) (US$)	Non-equity Incentive Plan Compensation – Total Value Earned During 2008 (US$)
Gregory D. Aasen	9,584	666	11,815	21,399
Paul G. Cataford	9,584	666	11,815	21,399
Peter Ciceri(4)	9,584	666	11,815	21,399
Charles E. Levine	16,881	666	11,808	28,689
S. Jane Rowe	9,584	666	11,815	21,399
David B. Sutcliffe	9,584	666	11,815	21,399
Kent Thexton	16,646	666	11,815	28,461

Notes:

(1)              The value of option-based awards that vested during the year was calculated using the closing stock price of the Common Shares on the NASDAQ or the Common Shares on the TSX, for U.S. and Canadian directors respectively, on each vesting date multiplied by the number of vested options.  If the market price was less than the exercise price, a market value of zero was assigned to those options on the vesting date.  The Canadian dollar values were translated at the spot foreign exchange rates on the specific vesting dates.

(2)              All non-employee directors were granted 2,000 RSUs on May 9, 2007, which vest over three (3) years, in equal amounts on the anniversary date of the date of the grant.  On May 9, 2008, 666 RSUs vested for each of the non-employee directors.

(3)              The value earned upon vesting was calculated by multiplying the closing market price on the date of vesting of US$17.73 or Cdn$17.85 by the units acquired for the U.S. and Canadian based non-employee directors respectively. The Canadian dollar values were translated at the spot foreign exchange rate of 1.006 on the date of vesting.

(4)              On February 8, 2008 Peter Ciceri exercised 5,000 options at an exercise price of Cdn$5.43.  The Common Shares on the TSX closed at Cdn$15.93 on the date of exercise resulting in a realized stock option benefit of Cdn$52,500 or US$52,469.  No other non-employee directors exercised stock options during 2008.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, there is no material indebtedness outstanding to the Corporation or any of its subsidiaries owed by any current and former officers, directors and employees of the Corporation and its subsidiaries.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, no informed person (as that term is defined in National Instrument 51-102 — Continuous Disclosure Obligations), proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes, as at December 31, 2008, the securities authorized for issuance under the Stock Option Plan.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights		(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
Equity compensation plans approved by securityholders (1)	2,230,970	Cdn$ US$	19.68 16.13	872,225
Equity compensation plans not approved by securityholders	Nil	Nil		Nil
Total	2,230,970	Cdn $ US$	19.68 16.13	872,225

Notes:

(1)          These securities represent common shares issuable upon the exercise of stock options granted under the Stock Option Plan.  Under the Stock Option Plan, the maximum number of shares available for issue under the plan is the lesser of (a) a rolling number equal to 10% of the number of issued and outstanding Common Shares from time to time, or (b) 7,000,000 Shares.

(2)          As of March 25, 2009, the Corporation had 2,465,980 options issued and outstanding under the Stock Option Plan.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains directors’ and officers’ liability insurance in the aggregate amount of US$30 million, subject to a deductible in respect of corporate reimbursement of US$1.0 million for each loss related to securities or entity related claims or US$250,000 for non-securities related claims.

In the year ended December 31, 2008, the aggregate amount charged against earnings by the Corporation for the premium paid in respect of such insurance was approximately US$0.7 million.  The policy does not specify that any part of the premium is paid in respect of either directors as a group or officers as a group.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s consolidated financial statements and Management’s Discussion and Analysis for its most recently completed financial year.  The consolidated financial statements of the Corporation for the fiscal year ended December 31, 2008, together with the auditor’s report on these statements, will be placed before shareholders at the Meeting.  These financial statements form part of the accompanying annual report.

The Corporation will provide, upon request to the Corporate Secretary by a shareholder, the Corporation’s Annual Report that includes the consolidated financial statements and Management’s Discussion and Analysis for its most recently completed financial year together with the accompanying report of the Corporation’s auditor.

GENERAL

All matters referred to herein for approval by the shareholders require a simple majority of the shareholders voting, in person or by proxy, at the Meeting.

The Corporation knows of no other matters to be submitted to the Meeting.  If any other matters properly come before the Meeting, the persons named in the accompanying form of proxy will vote the shares represented by the proxy as the Board of Directors may recommend or as the proxyholders, acting in their sole discretion, may determine.

The contents and sending of this Information Circular have been approved by the Board of Directors of the Corporation.

Dated at Richmond, British Columbia this 25th day of March, 2009.

On Behalf of the Board of Directors

“David G. McLennan”

David G. McLennan,
Chief Financial Officer and Secretary

APPENDIX A

Summary of Amended and Restated Shareholder Rights Plan

The following is a summary of the features of the Amended Plan.  The summary is qualified in its entirety by the full text of the Amended Plan, the proposed final form of which is available on request from the Secretary of the Corporation at the address noted on the first page of this Information Circular.

Terms of the Rights Plan

All capitalized terms used in this summary without definition have the meanings attributed to them in the Amended Plan unless otherwise indicated.  Except where specifically mentioned in the following summary, there are no substantive differences between the Amended Plan and the Existing Plan.

(a)                                  Issuance of Rights.  One Right was issued by the Corporation in respect of each Common Share outstanding at the close of business on April 27, 2000, the date of implementation of the Original Plan (as reconfirmed under the Existing Plan), and one Right was issued in respect of each Common Share of the Corporation issued thereafter, prior to the earlier of the Separation Time and the Expiration Time.  Under the Amended Plan, the Rights are simply reconfirmed and the Corporation reconfirms its authorization to continue the issuance of one new Right for each Common Share issued.  Each Right entitles the registered holder thereof to purchase from the Corporation one Common Share at an exercise price equal to three times the Market Price per Common Share prior to the Separation Time or, from and after the Separation Time, at an exercise price equal to three times the Market Price per Common Share as at the Separation Time, in each case subject to adjustment and certain anti-dilution provisions (the “Exercise Price”).

The Rights are not exercisable until the Separation Time.  If a Flip-In Event occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, Common Shares of the Corporation having an aggregate market price equal to twice the Exercise Price.

The Corporation is not required to issue or deliver Rights, or securities upon the exercise of Rights, outside Canada or the United States where such issuance or delivery would be unlawful without registration of the relevant Persons or securities.  If the Amended Plan would require compliance with securities laws or comparable legislation of a jurisdiction outside Canada and the United States, the Board of Directors may establish procedures for the issuance to a Canadian resident fiduciary of such securities, to hold such Rights or other securities in trust for the Persons beneficially entitled to them, to sell such securities, and to remit the proceeds to such Persons.

(b)                                 Trading of Rights.  Until the Separation Time (or the earlier termination or expiration of the Rights), the Rights will be evidenced by the certificates representing the Common Shares of the Corporation and will be transferable only together with the associated Common Shares.  From and after the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of Common Shares (other than an Acquiring Person) as of the Separation Time.  Rights Certificates will also be issued in respect of Common Shares issued prior to the Expiration Time, to each holder (other than an Acquiring Person) converting, after the Separation Time, securities (“Convertible Securities”) convertible into or exchangeable for Common Shares.  The Rights will trade separately from the Common Shares after the Separation Time.

(c)                                  Separation Time.  The Separation Time is the Close of Business on the tenth Business Day after the earlier of (i) the “Stock Acquisition Date”, which is generally the first date of public announcement of facts indicating that a Person has become an Acquiring Person; and (ii) the date of the commencement of, or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, and the Amended Plan requires such bid to continue to satisfy the requirements of a Permitted Bid or Competing Permitted Bid).  In either case, the Separation Time can be such later date as may from time to time be determined by the Board of Directors.  If a Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, it shall be deemed never to have been made.

(d)                                 Acquiring Person.  In general, an Acquiring Person is a Person who is the Beneficial Owner of 20% or more of the Corporation’s outstanding Voting Shares.  Excluded from the definition of “Acquiring Person” are the Corporation and its Subsidiaries, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or more or any combination of an acquisition or redemption by the Corporation of Voting Shares, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition.  The definitions of “Permitted Bid Acquisition”, “Exempt Acquisition”, “Convertible Security Acquisition” and “Pro Rata Acquisition” are set out in the Amended Plan.  However, in general:

(i)                                     a “Permitted Bid Acquisition” means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ii)                                  an “Exempt Acquisition” means an acquisition of Voting Shares (1) in respect of which the Board of Directors has waived the application of the Amended Plan, (2) which was made prior to the original date of the Original Plan (being April 27, 2000), (3) which was made pursuant to a distribution reinvestment plan of the Corporation, (4) which was made pursuant to the receipt or exercise of rights issued by the Corporation to all the holders of Voting Shares (other than holders resident in a jurisdiction where such distribution is restricted or impracticable as a result of applicable law) to subscribe for or purchase Voting Shares or Convertible Securities (provided that the Person does not thereby acquire a greater percentage of the Voting Shares or Convertible Securities so offered than the percentage owned immediately prior to such acquisition), (5) which was made pursuant to a distribution to the public by the Corporation of Voting Shares or Convertible Securities made pursuant to a prospectus (provided that the Person does not thereby acquire a greater percentage of the Voting Shares or Convertible Securities so offered than the percentage owned immediately prior to such acquisition), (6) which was made pursuant to a distribution by the Corporation of Voting Shares or Convertible Securities by way of a private placement by the Corporation, a securities exchange take-over bid circular or upon the exercise by an individual employee of Voting Shares options or rights granted under a Voting Share option or rights incentive plan of the Corporation or rights to purchase securities granted under a Voting Share purchase plan of the Corporation, or (7) pursuant to an amalgamation, merger, business combination or other similar transaction (statutory or otherwise, but for greater certainty not including a Take-over Bid) requiring shareholder approval;

(iii)                               a “Convertible Security Acquisition” means an acquisition of Voting Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition; and

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(iv)                              a “Pro Rata Acquisition” means an acquisition of Voting Shares or Convertible Securities as a result of a stock dividend, a stock split or other similar event, acquired on the same pro rata basis as all other holders of Voting Shares.

Also excluded from the definition of “Acquiring Person” are underwriters or members of a banking or selling group acting in connection with a distribution of securities by way of prospectus or private placement, and a Person in its capacity as an Investment Manager, Trust Company, Plan Trustee, Statutory Body, Crown agent or agency or, as a new provision added to the Amended Plan, a Mutual Fund or its Manager, all as defined below (provided that any of the foregoing persons is not making or proposing to make a Take-over Bid).

To the best of the knowledge of the directors and senior officers of the Corporation, as of the date hereof, no person is the Beneficial Owner of 20% or more of the outstanding Voting Shares.

(e)                                  Grandfathered Persons.  Shareholders of the Corporation who are the Beneficial Owner of 20% or more of the outstanding Common Shares of the Corporation at the Record Time are Grandfathered Persons.  Grandfathered Persons are also excluded from the definition of “Acquiring Person”.  However, if a Grandfathered Person ceases to own 20% or more of the outstanding Common Shares, or becomes the Beneficial Owner of an additional 1% of the outstanding Common Shares of the Corporation other than through the share acquisitions or redemptions of shares by the Corporation, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions, then this exception shall cease to be applicable.

(f)                                    Beneficial Ownership.  In general, a Person is deemed to Beneficially Own Common Shares actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Amended Plan.  Included are holdings by the Person’s Affiliates (generally, a person that controls, is controlled by, or under common control with another person) and Associates (generally, relatives sharing the same residence).  Also included are securities which the Person or any of the Person’s Affiliates or Associates has the right to acquire within 60 days (other than (1) customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a public offering of securities; or (2) pursuant to a pledge of securities).

A Person is also deemed to “Beneficially Own” any securities that are Beneficially Owned (as described above) by any other Person with which the Person is acting jointly or in concert (a “Joint Actor”).  A Person is a Joint Actor with any Person who is a party to an agreement, arrangement or understanding with the first Person or an Associate or Affiliate thereof for the purpose of acquiring or offering to acquire Common Shares.

Institutional Shareholder Exemptions from Beneficial Ownership

The definition of “Beneficial Ownership” contains several exclusions whereby a Person is not considered to “Beneficially Own” a security.  There are exemptions from the deemed “Beneficial Ownership” provisions for institutional Shareholders acting in the ordinary course of business.  These exemptions apply to (i) an investment manager (“Investment Manager”) which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person (a “Client”); (ii) a licensed trust company (“Trust Company”) acting as a trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and which holds such security in the ordinary course of its duties for such accounts; (iii) the administrator or

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the trustee (a “Plan Trustee”) of one or more pension funds or plans (a “Plan”) registered under applicable law; (iv) a Person who is a Plan or is a Person established by statute (the “Statutory Body”), and its ordinary business or activity includes the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies, (v) a Crown agent or agency; or a Person (a “Manager”) who is the manager or trustee of a mutual fund (a “Mutual Fund”) that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the laws of the United States of America, or such Person is a Mutual Fund (subsection (vi) being a new addition to the Amended Plan).  The foregoing exemptions only apply so long as the Investment Manager, Trust Company, Plan Trustee, Plan, Statutory Body, Crown agent or agency or Manager or Mutual Fund is not then making or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities pursuant to a distribution by the Corporation or by means of ordinary market transactions.

A Person will not be deemed to “Beneficially Own” a security because (i) the Person is a Client of the same Investment Manager, an Estate Account or an Other Account of the same Trust Company, or Plan with the same Plan Trustee as another Person or Plan on whose account the Investment Manager, Trust Company or Plan Trustee, as the case may be, holds such security; or (ii) the Person is a Client of an Investment Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Investment Manager, Trust Company or Plan Trustee, as the case may be.

Exemption for Permitted Lock-up Agreement

A Person will not be deemed to “Beneficially Own” any security where the holder of such security has agreed to deposit or tender such security pursuant to a Permitted Lock-up Agreement to a Take-over Bid made by such Person or such Person’s Affiliates or Associates or a Joint Actor, or such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or such Person’s Affiliates, Associates or Joint Actors until the earliest time at which any such tendered security is accepted unconditionally for payment or is take up or paid for.

A Permitted Lock-up Agreement is essentially an agreement between a Person and one or more holders of Voting Shares (the terms of which are publicly disclosed and available to the public within the time frames set forth in the definition of Permitted Lock-up Agreement) pursuant to which each Locked-up Person agrees to deposit or tender Voting Shares to the Lock-up Bid and which further provides that such agreement permits the Locked-up Person to withdraw its Voting Shares in order to deposit or tender the Voting Shares to another Take-over Bid or support another transaction:  (i) at a price or value that exceeds the price under the Lock-Up Bid; or (ii) that contains an offering price that exceeds the offering price in the Lock-up Bid by as much as or more than a Specified Amount and does not provide for a Specified Amount greater than 7% of the offering price in the Lock-up Bid.

A permitted Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-Over Bid or other similar limitation on a Locked-up Person’s right to withdraw Voting Shares so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares during the period of the other Take-Over Bid or transaction.  Finally, under a Permitted Lock-up Agreement no “break up” fees, “top up” fees, penalties, expenses or other amounts that exceed in aggregate the greater of (i) 2.5% of the price or value of the consideration payable under the Lock-up Bid; and (ii) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-Over Bid or

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transaction exceeds what such Locked-up Person would have received under the Lock-up Bid can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Voting Shares to the Lock-up Bid or withdraws Voting Shares previously tendered thereto in order to deposit such Voting Shares to another Take-Over Bid or support another transaction.

(g)                                 Flip-In Event.  A Flip-In Event occurs when any Person becomes an Acquiring Person.  In the event that, prior to the Expiration Time, a Flip-In Event which has not been waived by the Board of Directors occurs (see “Redemption, Waiver and Termination”), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person, an Affiliate or Associate of an Acquiring Person or a Joint Actor (or a transferee of such a Person), which Rights will become null and void) shall constitute the right to purchase from the Corporation, upon exercise thereof in accordance with the terms of the Amended Plan, that number of Common Shares having an aggregate Market Price on the date of the Flip-In Event equal to twice the Exercise Price, for the Exercise Price (such Right being subject to anti-dilution adjustments).  For example, if at the time of the Flip-In Event the Market Price of the Common Shares is $200 and, accordingly, the Exercise Price is $600, the holder of each Right would be entitled to purchase Common Shares having an aggregate Market Price of $1,200 (that is, 6 Common Shares) for $600 (that is, a 50% discount from the Market Price).

(h)                                 Permitted Bid and Competing Permitted Bid.  A Permitted Bid is a Take-over Bid made by way of a Take-over Bid circular and which complies with the following additional provisions:

(i)                                     the Take-over Bid is made to all holders of record of Voting Shares as registered on the books of the Corporation, other than the Offeror;

(ii)                                  the Take-over Bid contains irrevocable and unqualified conditions that:

(a)                                  no Voting Share shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 60 days (currently 45 days in the Existing Plan) following the date of the Take-over Bid and the provisions for the take-up and payment for Voting Shares tendered or deposited thereunder shall be subject to such irrevocable and unqualified condition;

(b)                                 unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date of first take-up or payment for Voting Shares and all Voting Shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such dates;

(c)                                  more than 50% of the outstanding Voting Shares held by Independent Shareholders must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Voting Shares; and

(d)                                 in the event that more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited to the Take-over Bid and not withdrawn as at the date of first take-up or payment for Voting Shares under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement.

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A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid has been made but prior to its expiry, satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 60 days so long as it is open until the later of (i) the earliest date on which Common Shares may be taken-up or paid for under any earlier Permitted Bid or Competing Permitted Bid that is in existence and (ii) 35 days (or such other minimum period of days as may be prescribed by applicable law in British Columbia) after the date of the Take-over Bid constituting the Competing Permitted Bid.

(i)                                     Redemption, Waiver and Termination.

(i)                                     Redemption of Rights on Approval of Holders of Voting Shares and Rights.

The Board of Directors acting in good faith may, after having obtained the prior approval of the holders of Voting Shares or Rights, at any time prior to the occurrence of a Flip-In Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted for anti-dilution as provided in the Amended Plan (the “Redemption Price”).

(ii)                                  Waiver of Inadvertent Acquisition.

The Board of Directors acting in good faith may waive the application of the Amended Plan in respect of the occurrence of any Flip-In Event if (i) the Board of Directors has determined that a Person became an Acquiring Person under the Amended Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that at the time of waiver the Person is no longer an Acquiring Person.

(iii)                               Deemed Redemption.

In the event that a Person who has made a Permitted Bid or a Take-over Bid in respect of which the Board of Directors has waived or has deemed to have waived the application of the Amended Plan consummates the acquisition of the Voting Shares, the Board of Directors shall be deemed to have elected to redeem the Rights for the Redemption Price.

(iv)                              Discretionary Waiver with Mandatory Waiver of Concurrent Bids.

The Board of Directors acting in good faith may, prior to the occurrence of the relevant Flip-In Event as to which the Amended Plan has not been waived under this clause, upon prior written notice to the Rights Agent, waive the application of the Amended Plan to a Flip-In Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Voting Shares.  However, if the Board of Directors waives the application of the Amended Plan, the Board of Directors shall be deemed to have waived the application of the Amended Plan in respect of any other Flip-In Event occurring by reason of such a Take-over Bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

(v)                                 Discretionary Waiver Respecting Acquisition not by Take-over Bid Circular.

The Board of Directors acting in good faith may, with the prior consent of the holders of Voting Shares, determine, at any time prior to the occurrence of a Flip-In Event as to which the application of the Amended Plan has not been waived, if such Flip-In Event

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would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to holders of Voting Shares and otherwise than by inadvertence when such inadvertent Acquiring Person has then reduced its holdings to below 20%, to waive the application of the Amended Plan to such Flip-In Event.  However, if the Board of Directors waives the application of the Amended Plan, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than 10 Business Days following the meeting of Shareholders called to approve such a waiver.

(vi)                              Redemption of Rights on Withdrawal or Termination of Bid.

Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time and prior to the occurrence of a Flip-In Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

If the Board of Directors is deemed to have elected or elects to redeem the Rights as described above, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights is to receive the Redemption Price.  Within 10 Business Days of any such election or deemed election to redeem the Rights, the Corporation will notify the holders of the Voting Shares or, after the Separation Time, the holders of the Rights.

(j)                                     Anti Dilution Adjustments.  The Exercise Price of a Right, the number and kind of shares subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

(i)                                     if there is a dividend payable in Voting Shares or Convertible Securities (other than pursuant to any optional stock dividend program or dividend reinvestment plan or a dividend payable in Voting Shares in lieu of a regular periodic cash dividend) on the Common Shares, or a subdivision or consolidation of the Common Shares, or an issuance of Common Shares or Convertible Securities in respect of, in lieu of or in exchange for Common Shares; or

(ii)                                  if the Corporation fixes a record date for the distribution to all holders of Common Shares of certain rights or warrants to acquire Common Shares or Convertible Securities, or for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than regular periodic cash dividends or stock dividends payable in Common Shares) or rights or warrants.

With respect to adjustments occurring as a result of a distribution of rights or warrants, for internal consistency in the Amended Plan and to avoid triggering the anti-dilution provisions in relatively insignificant circumstances and where the Corporation has complied with the requirements of applicable stock exchanges, an adjustment will only occur if such rights or warrants have an exercise price that is less than 90% of the Market Price per Common Share on the record date for such distribution.

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(k)                                  Supplements and Amendments.  The Corporation may make amendments to correct any clerical or typographical error, or which are necessary to maintain the validity of the Amended Plan as a result of any change in any applicable legislation, rules or regulation.  Any changes made to maintain the validity of the Amended Plan may be made subject to subsequent confirmation by the holders of the Common Shares or after the Separation Time, the holders of the Rights.

Subject to the above exceptions, after the Meeting, any amendment, variation or deletion of or from the Amended Plan and the Rights, is subject to the prior approval of the holders of Common Shares, or, after the Separation Time, the holders of the Rights.

The Board of Directors reserves the right to alter any terms of or not to proceed with the Amended Plan at any time prior to the Meeting in the event that the Board of Directors determines that it would be in the best interests of the Corporation and its shareholders to do so, in light of subsequent developments, provided that such action would not materially adversely affect the interests of the holders of Rights generally (under the Existing Plan, this amendment provision is applicable whether or not such action would materially adversely affect the interests of the holders of Rights generally).

(l)                                     Expiration.  If the Amended Plan is ratified, confirmed and approved at the Meeting, it will become effective immediately following such approval and remain in force until the earlier of the Termination Time (the time at which the right to exercise Rights shall terminate pursuant to the Amended Plan) and the termination of the annual meeting of the shareholders in the year 2012 unless at or prior to such meeting the Independent Shareholders ratify the continued existence of the Amended Plan in which case the Amended Plan would remain in effect until the termination of the annual meeting of shareholders of the Corporation in the year 2015.

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APPENDIX B

Position Descriptions

Chair of the Board

Position Description

In addition to any responsibilities and specific duties set out in the mandate of the Board of Directors, the Chair of the Board of Sierra Wireless Inc. has the responsibility and specific duties described below:

1.             Appointment

1.1           The Chair will be a duly appointed or elected member of the Board of Directors (the “Board”) and be elected as the Chair of the Board, each year, by the Board.  The Chair will be “independent” (as defined by applicable law, regulations, guidelines and policies) and will have the competencies and skills determined by the Governance and Nominating Committee (GNC) and the Board.

2.             Responsibility

2.1           The Chair provides independent, effective leadership to the Board and leads the Board in fulfilling the duties set out in its Mandate.

3.             Specific Duties

                The Chair will:

3.1           Leadership

(i)            Provide overall leadership to enhance the effectiveness of the Board.

(ii)           Take all reasonable steps to ensure that the responsibility and duties of the Board, as outlined in its Mandate, are well understood by the Board members and executed as effectively as possible.

3.2           Ethics

(i)            Foster ethical and responsible decision-making by the Board and its individual members.

3.3           Board Governance

(i)            Provide effective Board leadership, overseeing all aspects of the Board’s  direction and administration in fulfilling the terms of its Mandate.

(ii)           With the GNC, oversee the structure, composition, membership and mandate of the Board.

(iii)          With the GNC, ensure that the Board is composed entirely of qualified directors and that the members have, in aggregate, the qualifications required by applicable law, regulations, guidelines and policies.

3.4           Board Meetings

(i)            Ensure that the Board meets at least five times annually and as many additional times as necessary to carry out its duties effectively.

(ii)           With the Board members, members of management and outside advisors, as appropriate, establish the agenda for each Board meeting.

(iii)          Chair all meetings of the Board, including closed sessions and in camera sessions.

(iv)          If the Chair is not present at a meeting, the Board members present will choose a Board member to chair the meeting.

(v)           Ensure sufficient time during Board meetings to fully discuss agenda items.

(vi)          Encourage Board members to ask questions and express viewpoints during meetings.

(vii)         Deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus.

(viii)        Ensure that the Board meets in separate, regularly scheduled, non-management in camera sessions.

3.5           Board Reporting

(i)            Ensure that Board materials are available to any director on request.

3.6           Board / Management Relationships

(i)            Take all reasonable steps to ensure that Board members receive written information and are exposed to presentations from management to fulfill the Board Mandate.

(ii)           Facilitate effective communication between Board members and management, both inside and outside of Board meetings.

(iii)          Have an effective working relationship with members of management.

3.7           Evaluations

(i)            Ensure that a performance evaluation of the Board is conducted annually, soliciting input from all Board members and appropriate members of management.

3.8           Advisors / Resources

(i)            Ensure that resources and expertise are available to the Board so that it may conduct its work effectively and efficiently.

(ii)           Coordinate with the Board to retain, oversee, compensate and terminate independent advisors to assist the Board in its activities.

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3.9           Other

(i)            Carry out any other appropriate duties and responsibilities assigned or delegated by the Board.

(ii)           To honour the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this Position Description is delegated to the Chair of the GNC, who will report any amendments to the Board at its next meeting.

(iii)          Not less than annually, this Position Description will be reviewed by the Chair and the GNC and updates recommended to the Board for consideration.

***     ***     ***

Audit Committee Chair

Position Description

In addition to any responsibilities and specific duties set out in the mandate of the Audit Committee, the Chair of the Audit Committee of Sierra Wireless, Inc. has the responsibility and specific duties described below:

1.             Appointment

1.1           The Chair will be a duly appointed or elected member of the Board of Directors (the “Board”) and be appointed as the Committee Chair, each year, by the Board on recommendation of the Audit Committee. The Chair will be “independent” (as defined by applicable law, regulations, guidelines and policies) and will have the competencies and skills determined by the Governance and Nominating Committee (GNC) and the Board.

2.             Responsibility

2.1         The Chair provides independent, effective leadership to the Committee and leads the Committee in fulfilling the duties set out in its Mandate.

3.             Specific Duties

The Chair will:

3.1           Leadership

(i)            Provide overall leadership to enhance the effectiveness of the Committee.

(ii)           Take all reasonable steps to ensure that the responsibility and duties of the Committee, as outlined in its Mandate, are well understood by the Committee members and executed as effectively as possible.

3.2           Ethics

(i)            Foster ethical and responsible decision-making by the Committee and its individual members.

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3.3           Committee Governance

(i)            Provide effective Committee leadership, overseeing all aspects of the Committee’s direction and administration in fulfilling the terms of its Mandate.

(ii)           With the GNC, oversee the structure, composition, membership and activities delegated to the Committee.

(iii)          With the GNC, ensure that the Committee is composed entirely of “independent” directors and that the members have the financial qualifications required by applicable law, regulations, guidelines and policies.

3.4           Committee Meetings

(i)            Ensure that the Committee meets at least four times annually and as many additional times as necessary to carry out its duties effectively.

(ii)           With the Committee members, members of management and outside advisors, as appropriate, establish the agenda for each Committee meeting.

(iii)          Chair all meetings of the Committee, including closed sessions and in camera sessions.

(iv)          If the Chair is not present at a meeting, the Committee members present will choose a Committee member to chair the meeting.

(v)           Ensure sufficient time during Committee meetings to fully discuss agenda items.

(vi)          Encourage Committee members to ask questions and express viewpoints during meetings.

(vii)         Deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus.

(viii)        Ensure that the Committee meets in separate, regularly scheduled, non-management, closed sessions with the independent auditors.

(ix)           Ensure that the Committee meets in separate, regularly scheduled, non-management in camera sessions.

(x)            Ensure that the Committee meets in separate, non-management, closed sessions with internal personnel or outside advisors, as needed or appropriate.

3.5           Committee Reporting

(i)            Following each meeting of the Committee, report to the Board on the activities, findings and any recommendations of the Committee.

(ii)           Ensure that Committee materials are available to any director on request.

3.6           Committee / Management Relationships

(i)            Take all reasonable steps to ensure that Committee members receive written information and are exposed to presentations from management to fulfill the Committee Mandate.

(ii)           Facilitate effective communication between Committee members and management, both inside and outside of Committee meetings.

(iii)          Have an effective working relationship with members of management.

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(iv)          Have an effective working relationship with the auditors.

3.7           Evaluations

(i)            Ensure that a performance evaluation of the Committee is conducted annually, soliciting input from all Committee members, other directors and appropriate members of management.

3.8           Advisors / Resources

(i)            Ensure that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently.

(ii)           Coordinate with the Committee to retain, oversee, compensate and terminate independent advisors to assist the Committee in its activities.

3.9           Other

(i)            Carry out any other appropriate duties and responsibilities assigned by the Board or delegated by the Committee.

(ii)           To honour the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this Position Description, on request of the Chair of the Committee, is delegated to the Chair of the GNC, who will report any amendments to the Board at its next meeting.

(iii)          Once or more annually, as the GNC decides, this Position Description will be fully evaluated and updates recommended to the Board for consideration.

***     ***     ***

Governance and Nominating Committee Chair

Position Description

In addition to any responsibilities and specific duties set out in the mandate of the Governance and Nominating Committee, the Chair of the Governance and Nominating Committee of Sierra Wireless, Inc. has the responsibility and specific duties described below.

1.             Appointment

1.1           The Chair will be a duly appointed or elected member of the Board of Directors (the “Board”) and be appointed as the Committee Chair, each year, by the Board on recommendation of the Governance and Nominating Committee. The Chair will be “independent” (as defined by applicable law, regulations, guidelines and policies) and will have the competencies and skills determined by the Committee and the Board.

2.             Responsibility

2.1           The Chair provides independent, effective leadership to the Committee and leads the Committee in fulfilling the duties set out in its Mandate.

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3.             Specific Duties

                The Chair will:

3.1           Leadership

(i)            Provide overall leadership to enhance the effectiveness of the Committee.

(ii)           Take all reasonable steps to ensure that the responsibility and duties of the Committee, as outlined in its Mandate, are well understood by the Committee members and executed as effectively as possible.

3.2           Ethics

(i)            Foster ethical and responsible decision-making by the Committee and its individual members.

3.3           Committee Governance

(i)            Provide effective Committee leadership, overseeing all aspects of the Committee’s direction and administration in fulfilling the terms of its Mandate.

(ii)           Oversee the structure, composition, membership and activities delegated to the Committee.

(iii)          Ensure that the Committee is composed of a majority of “independent” directors.

3.4           Committee Meetings

(i)            Ensure that the Committee meets at least four times annually and as many additional times as needed to carry out its duties effectively.

(ii)           With Committee members, members of Management and outside advisors, as appropriate, establish the agenda for each Committee meeting.

(iii)          Chair all meetings of the Committee, including closed sessions and in camera sessions.

(iv)          If the Chair is not present at a meeting, the Committee members present will choose a Committee member to chair the meeting.

(v)           Ensure sufficient time during Committee meetings to fully discuss agenda items.

(vi)          Encourage Committee members to ask questions and express viewpoints during meetings.

(vii)         Deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus.

(viii)        Ensure that the Committee meets in separate, regularly scheduled, non-management, in camera sessions.

(ix)           Ensure that the Committee meets in separate, non-management, closed sessions with internal personnel or outside advisors, as needed and appropriate.

3.5           Committee Reporting

(i)            Following each meeting of the Committee, report to the Board on the activities, findings and any recommendations of the Committee.

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(ii)           Ensure that Committee materials are available to any director on request.

3.6           Committee / Management Relationships

(i)            Take all reasonable steps to ensure that Committee members receive written information and presentations from management to fulfill the Committee.

3.7           Mandate

(i)            Facilitate effective communication between Committee members and management, both inside and outside of Committee meetings.

(ii)           Have an effective working relationship with members of management.

(iii)          Lead the annual Board, Committee and director effectiveness and performance evaluations, other than that of the Committee Chair.

(iv)          Ensure that a performance evaluation of the Committee and the Committee Chair is conducted, soliciting input from all Committee members, other directors and appropriate members of management.

3.8           Orientation / Education

(i)            Provide leadership for the Board’s director orientation and education programs, soliciting input from the Board.

3.9           Advisors / Resources

(i)            Ensure that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently.

(ii)           Coordinate with the Committee to retain, oversee, compensate and terminate independent advisors to assist the Committee in its activities.

3.10         Other

(i)            Carry out any other appropriate duties and responsibilities assigned by the Board or delegated by the Committee.

(ii)           To honor the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this Position Description, on request of the Chair of the Committee, is delegated to the Chair of the Board, who will report any amendments to the Board at its next meeting.

(iii)          Once or more annually, as the Committee decides, this Position Description will be fully evaluated and updates recommended to the Board for consideration.

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Human Resources Committee Chair

Position Description

In addition to any responsibilities and specific duties set out in the mandate of the Human Resources Committee, the Chair of the Human Resources Committee of Sierra Wireless, Inc. has the responsibility and specific duties described below.

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1.             Appointment

1.1           The Chair will be a duly appointed or elected member of the Board of Directors (the “Board”) and be appointed as the Committee Chair, each year, by the Board on recommendation of the Human Resources Committee. The Chair will be “independent” (as defined by applicable law, regulations, guidelines and policies) and will have the competencies and skills as determined by the Corporate Governance and Nominating Committee (GNC) and the Board.

2.             Responsibility

2.1           The Chair provides independent, effective leadership to the Committee and leads the Committee in fulfilling the duties set out in its Mandate.

3.             Specific Duties

                The Chair will:

3.1           Leadership

(i)            Provide overall leadership to enhance the effectiveness of the Committee.

(ii)           Take all reasonable steps to ensure that the responsibility and duties of the Committee as outlined in its Mandate, are well understood by the Committee members and executed as effectively as possible.

3.2           Ethics

(i)            Foster ethical and responsible decision-making by the Committee and its individual members.

3.3           Committee Governance

(i)            Provide effective Committee leadership, overseeing all aspects of the Committee’s direction and administration in fulfilling the terms of its Mandate.

(ii)           With the GNC, oversee the structure, composition, membership and activities delegated to the Committee.

(iii)          With the GNC, ensure that the Committee is composed entirely of “independent” directors.

3.4           Committee Meetings

(i)            Ensure that the Committee meets at least four times annually and as many additional times as necessary to carry out its duties effectively.

(ii)           With other Committee members, members of management and outside advisors, as appropriate, establish the agenda for each Committee meeting.

(iii)          Chair all meetings of the Committee, including closed sessions and in camera sessions. If the Chair is not present at a meeting, the Committee members present will choose a Committee member to chair the meeting.

(iv)          Ensure sufficient time during Committee meetings to fully discuss agenda items.

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(v)           Encourage Committee members to ask questions and express viewpoints during meetings.

(vi)          Deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus.

(vii)         Ensure that the Committee meets in separate, non-management, closed sessions with internal personnel or outside advisors, as needed or appropriate.

(viii)        Ensure that the Committee meets in separate, regularly scheduled, non-management, in camera sessions.

3.5           Committee Reporting

(i)            Following each meeting of the Committee, report to the Board on the activities, findings and any recommendations of the Committee.

(ii)           Ensure that Committee materials are available to any director on request.

3.6           Committee / Management Relationships

(i)            Take all reasonable steps to ensure that Committee members receive written information and are exposed to presentations from management to fulfill the Committee Mandate.

(ii)           Facilitate effective communication between Committee members and management, both inside and outside of Committee meetings.

(iii)          Have an effective working relationship with members of management including, but not limited to, the Chief Executive Officer and senior officer responsible for Human Resources.

3.7           Evaluations

(i)            Ensure that a performance evaluation of the Committee is conducted, soliciting input from all Committee members, other directors and appropriate members of management.

3.8           Advisors / Resources

(i)            Ensure that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently.

(ii)           Coordinate with the Committee to retain, oversee, compensate and terminate independent advisors to assist the Committee in its activities.

3.9           Other

(i)            Carry out any other appropriate duties and responsibilities assigned by the Board or delegated by the Committee.

(ii)           To honour the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this Position Description, on request of the Chair of the Committee, is delegated to the Chair of the GNC, who will report any amendments to the Board at its next meeting.

(iii)          Once or more annually, as the GNC Committee decides, this Position Description will be fully evaluated and updates recommended to the Board for consideration.

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